Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Common Shares

of

at

$46.00 Net Per Share

by

LVB ACQUISITION MERGER SUB, INC.

a wholly-owned subsidiary of

LVB ACQUISITION, LLC

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, July 11, 2007 unless the Offer is extended.

LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”) and a direct wholly-owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), is offering to purchase for cash all outstanding common shares, without par value (“Shares”), of Biomet, Inc., an Indiana corporation (“Biomet”), at a price of $46.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007), among Biomet, LVB and Purchaser (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Biomet and Biomet will be the surviving corporation (the “Merger”).

After careful consideration by the board of directors of Biomet, the board unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby and unanimously determined that the Offer and the Merger are in the best interest of Biomet and its shareholders. Accordingly, the board unanimously recommends that shareholders tender their Shares into the Offer or otherwise approve the Merger.

The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares which, when added to any Shares already owned by LVB and its subsidiaries, represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer (such minimum condition as it may be reduced to refer to the Adjusted Minimum Number (as defined on page (ii)), the “Minimum Condition”); and (b) the proceeds of the debt financing commitments intended to be disbursed upon consummation of the Offer shall be available for borrowing and the lenders party to the other debt financing commitments entered into in connection with the Offer and the Merger shall not have advised LVB or Purchaser that any portion of such other debt financing will not be available at the effective time of the Merger, in either case on the terms and conditions set forth in the debt financing commitments arranged in connection with the Offer, or upon terms and conditions that are no less favorable, in the aggregate, to LVB and Purchaser (the condition described in this clause (b) is referred to as the “Funding Condition”). The Offer is also subject to certain other conditions. See “The Offer—Section 13. Conditions of the Offer.”

A summary of the principal terms of the Offer appears on pages (i) through (vi). You should read this entire document carefully before deciding whether to tender Shares.

The Information Agent for the Offer is:

The Dealer Managers for the Offer are:

Banc of America Securities LLC	Goldman, Sachs & Co.

June 13, 2007

IMPORTANT

If you wish to tender all or any portion of your Shares in to the Offer, you should either:

(a) complete and sign the Letter of Transmittal for the Offer (or a manually executed facsimile thereof) in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, the “Depositary” for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or such executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in “The Tender Offer—Section 3. Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined herein) of the Offer, or

(b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares in the Offer.

If you wish to tender your Shares in the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares in the Offer by following the procedures for guaranteed delivery described in “The Tender Offer—Section 3. Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions.

Securities Sought	All issued and outstanding common shares, without par value, of Biomet, Inc.

Price Offered Per Share	$46.00 in cash, without interest, less any required withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time on Wednesday, July 11, 2007, unless the offer is extended. See “The Offer—Section 1. Terms of the Offer.”

Purchaser	LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, LLC and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC.

Who is offering to buy my shares?

Our name is LVB Acquisition Merger Sub, Inc. We are an Indiana corporation formed for the purpose of making this tender offer for all of the shares of Biomet. We are a wholly-owned subsidiary of LVB Acquisition, LLC (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”). Unless the context indicates otherwise, we will use the terms “us,” “we,” “our” and “Purchaser” in this Offer to Purchase to refer to LVB Acquisition Merger Sub, Inc. We will use the term “Biomet” or the “Company” to refer to Biomet, Inc.

We, LVB and Holding were formed solely for the purpose of entering into a transaction with, and acquiring control of, Biomet, including arranging the related financing transactions.

Holding is owned by a consortium of private equity funds sponsored by each of The Blackstone Group L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co L.P. and TPG Capital, L.P. See “The Offer—Section 9. Certain Information Concerning Purchaser and LVB.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common shares, without par value, of Biomet. Unless the context requires otherwise, we refer to each common share of Biomet as a “share” or “Share”. See “Introduction.”

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay $46.00 per share in cash, without interest, less any required withholding taxes. See “Introduction” and “The Tender Offer—Section 1. Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, bank, trust company or other nominee, and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See “The Offer—Section 3. Procedures for Tendering Shares.”

i

Do you have the financial resources to pay for the shares?

We estimate that we will need up to approximately $11.37 billion to purchase shares tendered pursuant to the offer and to pay related fees and expenses. LVB has received a commitment from its lenders to provide us a senior secured tender offer facility of up to $6.165 billion, which will be available to finance a portion of the offer. We refer to this facility as the “offer financing.” In addition, LVB has obtained an aggregate of $5.71 billion in equity commitments from the equity investors of Holding. LVB will contribute or otherwise advance to us the proceeds of the equity commitments, which together with proceeds of the offer financing will be sufficient to pay the purchase price for all shares tendered in the offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase your shares in the offer. However, if the merger agreement is terminated in such a circumstance, we may be obligated to pay Biomet a termination fee of $272.5 million.

In addition to the offer financing, LVB has received a commitment from its lenders to provide up to $4.35 billion of senior secured credit facilities, up to $1.55 billion of senior unsecured bridge loans and up to $1.015 billion of senior subordinated unsecured bridge loans under three bridge loan facilities. Subject to certain conditions, these facilities will be available to us to finance the merger, repay or refinance certain existing indebtedness of Biomet, pay related fees and expenses and to provide for funding of the surviving corporation. We refer to these facilities, together with the offer financing, as the “debt financing.” See “The Offer—Section 12. Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•

there being validly tendered and not withdrawn before the expiration of the offer that number of shares of Biomet, which, together with the shares then owned by LVB and its subsidiaries (including Purchaser), represents at least 75% of the total number of shares then outstanding (we refer to this condition as the “minimum condition”); and

•

the offer financing being available for borrowing in connection with consummation of the offer (and the lenders party to the other debt financing commitments not having advised us that any portion of the remainder of the debt financing will not be available at the effective time of the merger), in either case on the terms and conditions set forth in the debt financing commitments, or upon terms and conditions that are no less favorable, in the aggregate, to us and LVB (we refer to this condition as the “funding condition”).

At our option, we may reduce the number of shares required to meet the minimum condition to the number of shares that, when added to the number of shares owned by LVB, Holding or their affiliates and any person that is party to a voting agreement with us or LVB, represents at least 75% of the total number of shares then outstanding. We refer to this number as the “adjusted minimum number.” LVB currently is party to a voting agreement with shareholders who collectively owned, as of June 7, 2006, approximately 2.3% of the outstanding shares. In the event we reduce the minimum condition to give effect to the adjusted minimum number, we will provide notice thereof, but we do not intend to extend the expiration of the offer.

The offer is also subject to other conditions. See “The Offer—Section 13. Conditions of the Offer.”

Is your financial condition relevant to my decision to tender Shares in the Offer?

We do not think our financial condition is relevant to your decision whether or not to tender your shares in the offer because (1) the offer is being made solely for cash, (2) if we consummate the offer, we will acquire all remaining shares in the merger for the same cash price, and (3) we have received equity and debt commitments in respect of funds sufficient to purchase all shares not otherwise beneficially owned by us or our affiliates. See “The Offer—Section 9. Certain Information Concerning Purchaser and LVB.”

Is there an agreement governing the offer?

Yes. Biomet, LVB and Purchaser have entered into an agreement and plan of merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007). The merger agreement provides, among other things, for the terms and conditions of the offer and the merger of Purchaser into Biomet. See “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement.”

What is the purpose of the offer?

We are making the offer in order to obtain control of, and acquire the entire equity in, Biomet. On December 18, 2006, we entered into a merger agreement with Biomet and LVB, which we refer to as the “original merger agreement” and pursuant to which LVB intended to acquire all of the outstanding shares in a one-step merger that would have required approval by holders of at least 75% of the shares outstanding on the record date for a special meeting to consider and vote on the original merger agreement. Under the new merger agreement, which amends and restates the original agreement, we are required to commence the offer as the first step in our plan to acquire all of the outstanding shares, pursuant to which, after the completion of the offer and the satisfaction or waiver of certain conditions, we will be merged with and into Biomet and Biomet will be the surviving corporation. In connection with revising the structure, we have increased the consideration payable to holders of shares from $44.00 to $46.00 per share. We revised the structure of the transaction because we believed that a tender offer would provide Biomet’s shareholders with the offer consideration in a more efficient and more immediate fashion than the process provided by the original merger agreement. We also believe a direct offer to shareholders allows the decision regarding the proposed transaction to be made by the shareholders who actually own the shares at the time of tendering, and, accordingly, have a current economic interest in the decision. In a one-step merger process, a vote of shareholders is required and voting rights are limited to those who held stock on a record date several weeks prior to the date of the vote and who therefore may or may not be shareholders as of the date of the vote. As a result, we believe the revised structure may result in a higher response rate from the Company’s shareholders. See “The Offer—Section 10. Background of the Offer; Contacts with Biomet” and “The Tender Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement.”

What does Biomet’s board recommend?

After careful consideration by the board of directors of Biomet, the board unanimously adopted and declared advisable the merger agreement, the offer and the merger and the other transactions contemplated thereby and unanimously determined that the offer and the merger are in the best interest of Biomet and its shareholders. Accordingly, the board unanimously recommends that shareholders tender their shares into the offer or otherwise approve the merger.

For more information, see “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement” and Biomet’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission and furnished to you in connection with the Offer.

How long do I have to decide whether to tender into the offer?

You will have at least until midnight, New York City time, on Wednesday, July 11, 2007 to tender your shares in the offer unless we elect to extend the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in “The Tender Offer—Section 3. Procedures for Tendering Shares.”

Can the offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that, if any of the conditions to the offer have not been satisfied or waived, we will extend (and re-extend) the offer beyond Wednesday, July 11, 2007, until the earlier to occur of (1) the satisfaction or waiver of these conditions and (2) October 31, 2007. However, either LVB or Biomet may terminate the merger agreement at any time after August 12, 2007 (in the case of a termination by LVB) or September 11, 2007 (in the case of a termination by Biomet), in each case if, as of the then most recent expiration date occurring on or after such date, all of the conditions to the offer (other than the Minimum Condition) were satisfied for at least two consecutive business days prior to such expiration date, and as of the expiration time on such expiration date, the Minimum Condition is not satisfied.

If permitted under applicable law, we also may elect to provide one or more subsequent offering periods for the offer. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining shareholders may tender, but not withdraw, their shares and receive the offer consideration. We currently do not intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1. Terms of the Offer.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform American Stock Transfer & Trust Company, the depositary, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1. Terms of the Offer.”

How do I tender my shares?

To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to American Stock Transfer & Trust Company, the depositary, not later than the time the offer expires. If your shares are held in street name by your broker, dealer or other nominee, you should contact your nominee and give instructions that your shares be tendered. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may be able to obtain three additional trading days to tender your shares using the enclosed Notice of Guaranteed Delivery. See “The Offer—Section 3. Procedures for Tendering Shares.”

If I accept the offer, when will I get paid?

If the conditions are satisfied and we consummate the offer and accept your validly tendered shares for payment, you will receive a check in an amount equal to the number of shares you tendered multiplied by the offer price of $46.00, without interest thereon and less any required withholding taxes, promptly following expiration of the offer. See “The Offer—Section 3. Procedures for Tendering Shares.”

May I withdraw my previously tendered shares?

You may withdraw tendered shares at any time until the offer has expired. You also may withdraw, after August 11, 2007, shares tendered and not accepted if the offer has not expired prior to that date. You may not, however, withdraw shares tendered during any subsequent offering period.

To withdraw shares, you must deliver a written, telegraphic or facsimile withdrawal notice to the depositary at one of its addresses set forth on the back cover to this Offer to Purchase, prior to the expiration of the offer. “The Tender Offer—Section 3. Procedures for Tendering Shares.”

May I tender shares that I hold indirectly through Biomet’s 401k Savings and Retirement Plan?

Yes. Participants in Biomet’s 401k savings and retirement plan, which we refer to as the “401k Plan,” may tender Shares held for their benefit in the plan. You will receive a Trustee Direction Form that includes directions on how to tender such shares. Your directions must be received by the trustee of the 401k Plan by 12:00 noon, New York City time, on July 9, 2007.

Participants in the 401k Plan who wish to withdraw their shares must submit a new Trustee Direction Form indicating the withdrawal by 12:00 noon, New York City time, on July 9, 2007. See “The Offer—Section 3. Procedures for Tendering Shares.”

How will my stock options be treated in the offer?

If you hold vested stock options issued by Biomet, you may tender, prior to the expiration of the offer, the shares issued upon exercise of such options by validly exercising your Biomet options and completing any payments required upon exercise.

Following the completion of the offer, all of your remaining Biomet options, regardless of whether they are vested or unvested, will be cancelled and, in exchange, you will receive a cash payment from Biomet with respect to each share subject to each such option in an amount equal to the excess, if any, of the offer consideration, without interest thereon and less any required withholding taxes, over the per share exercise price of each such option, as such price may have been adjusted. Biomet has agreed to make this payment within three business days after we pay for shares tendered in the offer. See “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement.”

What is the top-up option and when could it be exercised?

Biomet has granted us the option (the “top-up option”) to purchase, at a price per share equal to the offer price, a number of newly issued shares equal to the lowest number of shares that, when added to the number of shares owned, directly or indirectly, by LVB or Purchaser at the time of such exercise, will constitute 90.0005% of the total shares then outstanding (assuming the issuance of the shares purchased under the top-up option). The purchase price may be paid by means of a promissory note, which we expect would be canceled in connection with the merger. We may exercise the top-up option at any time on or after the expiration of the offer and on or prior to the fifth business day after the expiration date of the offer or the expiration date of any subsequent offering period. Biomet’s obligation to grant us the top-up option is subject to applicable Commission and NASDAQ rules and other customary conditions. The top-up option is intended to expedite the timing of the completion of the merger by permitting us to effect a “short-form” merger pursuant to applicable Indiana law at a time when the approval of the merger at a meeting of Biomet’s shareholders would be assured because our ownership, together with shares whose holders have agreed to vote to approve the merger, would represent at least 75% of the outstanding shares. See “The Offer—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement.”

If I do not tender but the offer is successful, what will happen to my shares?

If the offer is successful, we will own a sufficient number of shares to enable us to acquire the remainder of the shares in a merger, subject to the terms and conditions of the merger agreement. Therefore, if the offer is successful and you have not tendered your shares, you will receive the same price per share as you would have received had you tendered into the offer, but you will not receive the merger consideration until after the merger is consummated. If after the purchase of shares pursuant to the offer, any subsequent offering period and any

v

exercise of the top-up option, we own at least 90% of the outstanding shares, then, once the other conditions to completion of the merger are satisfied or waived, we will then merge into Biomet in a “short-form” merger pursuant to applicable Indiana law, which will not require a vote of Biomet’s shareholders. If we do not acquire a sufficient number of shares to allow for a “short-form” merger, Biomet will call a special meeting of shareholders to vote upon the merger and we and LVB will vote all our shares to approve the merger.

We are not obligated to complete the merger until after a 20 consecutive day “marketing period” that will begin, subject to receipt of required financial information and other conditions, after the first to occur of (1) the requirements to consummate a short-form merger having been met and (2) the merger agreement having been approved by the requisite vote of Biomet shareholders. Accordingly, we currently expect the merger process may take several weeks to several months to complete following completion of the offer, and you will not receive the cash merger consideration in respect of shares not tendered into the offer until the completion of the merger. See “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Securities Exchange Act Registration; Margin Regulations” and “The Offer—Section 12. Source and Amount of Funds.”

Are dissenters’ rights available in either the offer or the merger?

Dissenters’ rights are not available in the offer and are not expected to be available in the merger. See “The Offer—Section 15. Certain Legal Matters.”

What are the material U.S. federal income tax consequences of the offer?

The receipt of cash by you in exchange for your shares pursuant to the offer or the merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, capital gain or loss equal to the difference between your adjusted tax basis in the shares surrendered and the amount of cash you receive for those shares. You should consult your tax advisor on the tax implications of tendering your shares. See “The Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger.”

What is the market value of my Shares as of a recent date?

The offer price of $46.00 per share represents an approximate 4.1% premium over Biomet’s closing price on June 6, 2007 ($44.20 per share), the last trading day prior to the public announcement of the terms of the offer and the merger. You should obtain a recent quotation for your shares before deciding whether or not to tender. See “The Offer—Section 6. Price Range of Shares; Dividends.”

Whom can I call with questions about the offer?

You can call Innisfree M&A Incorporated, our information agent for the offer, toll-free at (877) 456-3402, or collect at (212) 750-5833 with any questions you may have.

INTRODUCTION

We, LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”) and a direct wholly-owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), are offering to purchase all outstanding common shares, without par value (“Shares”), of Biomet, Inc., an Indiana corporation (“Biomet”), at a price of $46.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). We, LVB and Biomet have entered into an Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007) (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Biomet and Biomet will be the surviving corporation (the “Merger”).

The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares which, when added to any Shares already owned by LVB and its subsidiaries, represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer (such minimum condition as it may be reduced to refer to the Adjusted Minimum Number, the “Minimum Condition”); and (b) the Offer Financing (as defined in the Merger Agreement) shall be available for borrowing in connection with consummation of the Offer (and the lenders party to the other Debt Financing Commitments (as defined in the Merger Agreement) shall not have advised LVB or us that any portion of such other Debt Financing (as defined in the Merger Agreement) will not be available at the effective time of the Merger), in either case on the terms and conditions set forth in the Debt Financing Commitments, or upon terms and conditions that are no less favorable, in the aggregate, to LVB and us (the condition described in this clause (b) is referred to as the “Funding Condition”). If we are not required to complete the Offer solely due to the failure of the Funding Condition to be satisfied at the Expiration Date, we will be required to pay Biomet a fee of $272.5 million in cash in connection with the termination of the Offer and the Merger Agreement in certain circumstances. The Offer is also subject to certain other conditions. See “The Offer—Section 13. Conditions of the Offer.”

The Offer will expire at midnight, New York City time, on Wednesday, July 11, 2007, or any later time to which we, subject to the terms of the Merger Agreement, extend the period of time during which the Offer is open (the “Expiration Date”).

After careful consideration by the board of directors of Biomet, the board unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby and unanimously determined that the Offer and the Merger are in the best interest of Biomet and its shareholders. Accordingly, the board unanimously recommends that shareholders tender their Shares into the Offer or otherwise approve the Merger.

For factors considered by the board of directors of Biomet, see Biomet’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

At the special meeting of the Biomet Board convened on the evening of June 6, 2007, Morgan Stanley rendered an oral opinion, subsequently confirmed in writing, that as of June 6, 2007, and based on and subject to the various considerations, assumptions and limitations set forth in its opinion, the consideration to be received by holders of Biomet Shares in accordance with the Merger Agreement was fair from a financial point of view to shareholders.

The full text of the written opinion of Morgan Stanley, dated as of June 6, 2007, is attached to Biomet’s Schedule 14D-9 as Annex A. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to Biomet’s Board and addresses only the fairness from a financial point of view of the consideration pursuant to the Merger Agreement to Biomet shareholders as of the date of the opinion. It does not address any other aspects of the Offer and the Merger and does not constitute a recommendation to any Biomet shareholder whether such shareholder should accept the Offer, or how to vote in connection with the Merger. This summary of the opinion of Morgan Stanley set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the opinion.

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of Biomet, owned by LVB, Purchaser or any wholly-owned subsidiary of LVB or Biomet) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in “—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement.”

If, following our purchase of Shares pursuant to the Offer, we and our affiliates own and/or have voting agreements with respect to at least 75% of the outstanding Shares, we will be able to effect the Merger without the affirmative vote of any other shareholder. LVB and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by LVB and Purchaser and their controlled affiliates will be voted in favor of the Merger.

The Indiana Business Corporation Law (the “IBCL”) provides that, if a parent corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation, the parent corporation and the subsidiary corporation may merge without approval of the shareholders of the parent corporation or the subsidiary (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, we own at least 90 percent of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the top-up option (as defined below), LVB will effect a short-form merger of Purchaser into Biomet in accordance with the IBCL as soon as reasonably practicable. See “The Offer—Section 15. Certain Legal Matters.”

No dissenters’ rights are available in connection with the Offer or are expected to be available in the Merger. If the Shares are delisted from the NASDAQ Global Select Market and the Merger is not effected pursuant to Indiana’s short-form merger provisions, shareholders may have dissenters’ rights, as described in “The Offer—Section 15. Certain Legal Matters” below.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us pursuant to the Offer. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28 percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See “The Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger” for more information regarding the material tax consequences of the Offer and the Merger to holders of Shares.

If you own your Shares through Biomet’s 401k Savings and Retirement Plan (“401k Plan”) and you wish to tender your Shares, you must complete a Trustee Direction Form and deliver such form to the trustee of the 401k Plan or otherwise submit their directions to the trustee in accordance with the Trustee Direction Form. The trustee of the 401k Plan will then tender Shares, as directed, directly to the Depositary.

Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as depositary (the “Depositary”) and Innisfree M&A Incorporated, as information agent (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 3. Procedures for Tendering Shares.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in “—Section 4. Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in “—Section 13. Conditions of the Offer” (collectively, the “Tender Offer Conditions”). We may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We reserve the right, from time to time, and subject to certain conditions, to waive any of the conditions to the Offer or increase the Offer Price. We have agreed, however, pursuant to the Merger Agreement, that we will not, without the prior written consent of Biomet, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive the Minimum Condition except to decrease the Minimum Condition to a number of Shares that is not less than the number of such Shares (the “Adjusted Minimum Number”) that, when added to the number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by LVB, any of its equity owners or any of their respective affiliates, and any person that is party to a voting agreement with LVB or Purchaser obligating such person to vote in favor of Merger (whether such voting agreement is entered into prior to, on or after June 7, 2007), represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then-current Expiration Date (other than an increase in the Offer Price), (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B) which would reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair our ability to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In the event we reduce the Minimum Condition to give effect to the Adjusted Minimum Number, we will provide notice thereof, but we do not intend to extend the expiration of the Offer in such event.

We will not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of Biomet, we may extend the Expiration Date for any period required by applicable rules and regulations of the Commission or The NASDAQ Global Select Market applicable to the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See “—Section 4. Withdrawal Rights.” You may also withdraw, after August 11, 2007, Shares tendered and not accepted if the Expiration Date has not occurred prior to that date.

If we extend the Offer or are delayed in our acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares, or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in “—Section 4. Withdrawal Rights.” However, our ability to delay payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of our offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), we currently intend to make announcements regarding the Offer by issuing a press release.

If we make a material change in the terms of the Offer, or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to shareholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we decide, in our sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then we will extend the Offer until at least the expiration of ten business days from the date the notice of the increase is first published, sent or given to holders of Shares.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, we, LVB and Biomet may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered in the Offer and not withdrawn, we may, but are not obligated to, provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period would be an additional period of time of between three business days and twenty business days, beginning on the next business day following the Expiration Date, during which shareholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

We do not currently intend to provide a subsequent offering period in the Offer, although we reserve the right to do so. If we elect to include or extend any subsequent offering period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Biomet has agreed to provide Purchaser with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, in order to comply in whole or in part with any other applicable law. If we propose to delay payment for Shares accepted pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, we will extend the Offer.

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “—Section 3. Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal. See “—Section 3. Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for purposes of receiving payments from us and transmitting such payments to you. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with DTC), without expense to you, promptly following expiration or termination of the Offer.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, either (a) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and your certificates for Shares are not immediately available, or you cannot comply with the procedure for book-entry transfer on a timely basis, or cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender such Shares by satisfying all of the requirements set forth below:

(a)	such tender is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

(c)	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Global Select Market is open for business.

The Notice of Guaranteed Delivery may be transmitted by facsimile or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at your election and risk. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

Binding Agreement. The acceptance for payment by us of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding. See the discussion under the heading “Backup U.S. Federal Income Tax Withholding” in “—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), unless your Shares are withdrawn, you irrevocably appoint our designees as your proxies, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, we accept for payment Shares tendered by you as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by you will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will be deemed not effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the shareholders of Biomet, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of shareholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Holding, LVB, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable.

You may withdraw Shares tendered in the Offer at any time on or before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 11, 2007 (if the Expiration Date has not occurred prior to that date), unless your Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that you are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For your withdrawal of Shares to be effective, the Depositary must timely receive at one of its addresses set forth on the back cover of this Offer to Purchase a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “—Section 3. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Holding, LVB, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, you may retender withdrawn Shares by following one of the procedures for tendering shares described in “—Section 3. Procedures for Tendering Shares” at any time prior to the Expiration Date.

We do not currently intend to provide a subsequent offering period following the Offer. In the event that we subsequently elect to provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

Participants in the 401k Plan who wish to withdraw their Shares must submit a new Trustee Direction Form indicating the withdrawal. However, the new Trustee Direction Form will only be effective if it is received by the trustee of the 401k Plan by 12:00 noon, New York City time, on July 9, 2007. Upon timely receipt of the new Trustee Direction Form, the old instructions will be deemed canceled. If such participants wish to later re-tender their Shares under the 401k Plan, then another, new Trustee Direction Form must be received by the trustee by 12:00 noon, New York City time, on July 9, 2007. While a participant may change its instructions as frequently as such participant desires pursuant to the procedure in this section, any changes to the participant’s instructions must be received by the trustee of the 401k Plan by 12:00 noon, New York City time, on July 9, 2007 in order to be effective.

5. Material United States Federal Income Tax Consequences of the Offer and the Merger

CIRCULAR 230 ADVISORY: Any discussion of tax matters contained in this Offer to Purchase is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under U.S. federal tax law. This Offer to Purchase was written to support the promotion or marketing of the Offer and the proposed Merger. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a summary of the material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge you to consult your own tax advisors with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes, any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and will be subject to U.S. federal backup withholding tax (at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S.

information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of a Share that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

(a)	the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty));

(b)	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

(c)	the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6. Price Range of Shares; Dividends

Biomet has represented in the Merger Agreement that, as of June 1, 2007, there were 245,666,581 Shares outstanding. The Shares currently are traded on The NASDAQ Global Select Market under the symbol BMET. The following table shows the quarterly range of high and low sales prices for Shares as reported by The NASDAQ Stock Market for each quarter during the two most recent fiscal years ended May 31.

	High	Low
Fiscal year ending May 31, 2008
First (through June 12, 2007)	$45.80	$43.56

Fiscal year ended May 31, 2007
Fourth	$43.75	$41.94
Third	42.67	37.40
Second	39.25	32.00
First	36.07	30.22

Fiscal year ended May 31, 2006
Fourth	$39.45	$33.64
Third	38.66	34.90
Second	39.09	32.50
First	39.11	33.64

On June 6, 2007, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on The NASDAQ Global Select Market was $44.20 per Share. On June 12, 2007, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on The NASDAQ Global Select Market was $45.48 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

According to its public filings, Biomet paid cash dividends of $0.30 and $0.25 per common share during fiscal years ending May 31, 2007 and 2006, respectively. Under the terms of the Merger Agreement, Biomet is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of LVB. Accordingly, unless the Merger Agreement is terminated, it is expected that Biomet will not declare or pay any further dividends. See “—Section 14. Dividends and Distributions.”

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, shareholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Offer is consummated and the Merger does not take place, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there could no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price paid in the Offer.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on The NASDAQ Global Select Market (though not necessarily for listing on

The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Biomet has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) Biomet has shareholders’ equity of less than $2.5 million, (ii) the market value of Biomet’s listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Biomet’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Biomet, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Biomet, as of June 1, 2007, there were 245,666,581 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for The NASDAQ Global Select Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

If NASDAQ were to delist the Shares and we do not effect the Merger pursuant to Indiana’s short-form merger provisions, shareholders may be entitled to dissenters’ rights as described in “—Section 15. Certain Legal Matters” below.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Biomet upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Biomet to its shareholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Biomet. Furthermore, the ability of “affiliates” of Biomet and persons holding “restricted securities” of Biomet to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on NASDAQ. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Biomet

General. Biomet, an Indiana corporation, was incorporated in 1977. Biomet has corporate headquarters at 56 East Bell Drive, Warsaw, Indiana 46582 and its telephone number is (574) 267-6639. Biomet and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, fixation devices, spinal products and other products.

Available Information. Biomet is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Biomet’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Biomet’s securities, any material interests of such persons in transactions with Biomet, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Biomet shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s public reference room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Biomet, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning Biomet contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Holding, LVB, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Biomet contained in such documents and records or for any failure by Biomet to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to LVB, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary.

Financial Forecasts. According to the Proxy Statement on Schedule 14A (the “Proxy Statement”) prepared by Biomet and filed with the Commission on April 24, 2007, Biomet’s senior management does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, certain financial targets prepared by senior management in connection with a five-year strategic business plan developed by Biomet management in September 2006 were made available to us and other potential bidders in the evaluation of a possible transaction with Biomet prior to entering into the Original Merger Agreement. Biomet included such projections in the Proxy Statement. The projections set forth in the Proxy Statement are reproduced in their entirety below. The inclusion of this information should not be regarded as an indication that we considered, or now consider, the projections to be a reliable prediction of future results, especially in light of Biomet’s recent underperformance versus its peer group.

According to the Proxy Statement, the financial targets reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to Biomet’s business, all of which are difficult to predict and many of which are beyond Biomet’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. According to the Proxy Statement, the financial targets cover multiple years and such information by its nature becomes less reliable with each successive year. According to the Proxy Statement, the financial targets were prepared solely for internal use and for the use of the bidders and their financial advisors, Biomet’s board of directors and Morgan Stanley in connection with the potential transaction prior to the execution and delivery of the Original Merger Agreement and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial targets included below were prepared by, and are the responsibility of, Biomet’s management. Neither Biomet’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The financial targets do not take into account any circumstances or events occurring after the date they were prepared, including developments arising out of the review of Biomet’s historical stock option granting practices.

According to the Proxy Statement, the internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The summary of these financial forecasts prepared by Biomet management is not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but because these forecasts were made available by Biomet to representatives of LVB and Purchaser.

Readers of this Offer to Purchase are cautioned not to place undue reliance on the financial targets set forth below. No one has made or makes any representation to any shareholder regarding the information included in these projections.

	Fiscal Year Ended
	Estimated 5/31/2007	Estimated 5/31/2008	Estimated 5/31/2009	Estimated 5/31/2010	Estimated 5/31/2011
Net Sales	$2,229,835,765	$2,492,248,843	$2,881,495,687	$3,337,252,177	$3,812,056,114
Cost of Sales	646,644,788	707,742,980	795,986,153	897,170,902	992,070,549

Gross Profit	1,583,190,977	1,784,505,863	2,085,509,534	2,440,081,275	2,819,985,565

Total SG&A	886,828,468	971,780,942	1,085,623,128	1,222,592,959	1,361,084,198

Income from Operations	696,362,509	812,724,921	999,886,406	1,217,488,316	1,458,901,367
Other Income	35,483,754	62,229,893	85,910,242	118,299,460	156,403,954

Income before taxes	731,846,263	874,954,814	1,085,796,648	1,335,787,776	1,615,305,321
Provision for taxes	244,437.000	292,235,000	362,618,000	446,149,000	539,556,000

Net Income	487,409,263	582,719,814	723,178,648	889,638,776	1,075,749,321

Diluted EPS	1.99	2.38	2.95	3.63	4.39
Capital Expenditures	(111,157,618)	(140,362,000)	(135,806,000)	(136,401,000)	(143,239,000)

These summary internal financial forecasts should be read together with the historical financial statements of Biomet, which may be obtained in the manner described above under “—Available Information.”

9. Certain Information Concerning Purchaser, Holding and LVB

Purchaser. Our name is LVB Acquisition Merger Sub, Inc. We are an Indiana corporation and a wholly-owned direct subsidiary of LVB and a wholly-owned indirect subsidiary of Holding and were formed solely for the purpose of facilitating LVB’s acquisition of Biomet. To date, we have not carried on any activities other than those incidental to our formation, in connection with the financing of the Offer and the Merger (and the financing of the transactions contemplated by the Original Merger Agreement) and bona fide hedging transactions related thereto and as otherwise contemplated by the Original Merger Agreement or the Merger Agreement. Upon consummation of the proposed merger, we will merge with and into Biomet and will cease to exist, with Biomet continuing as the surviving corporation. Our business address is LVB Acquisition Merger Sub, Inc., c/o CT Corporation System, 251 E. Ohio Street, Suite 1100, Indianapolis, Indiana 46204.

LVB. LVB Acquisition, LLC, which we refer to as LVB, is a Delaware limited liability company and a wholly-owned direct subsidiary of Holding that was formed solely for the purpose of acquiring Biomet and has not engaged in any business except for activities incidental to its formation, in connection with the financing of the Offer and the Merger (and the financing of the transactions contemplated by the Original Merger Agreement) and bona fide hedging transactions related thereto and as otherwise contemplated by the Original Merger Agreement and the Merger Agreement. The equity investors of Holding have informed us that they may re-form LVB as a Delaware corporation prior to the Merger. LVB’s business address is LVB Acquisition, LLC, c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Holding. LVB Acquisition Holding, LLC, which we refer to as Holding, is a Delaware limited liability company that was formed solely for the purpose of acquiring Biomet and has not engaged in any business except for activities incidental to its formation, in connection with the financing of the Offer and the Merger (and the financing of the transactions contemplated by the Original Merger Agreement) and bona fide hedging transactions related thereto and as otherwise contemplated by the Original Merger Agreement and the Merger Agreement. Holding’s address is LVB Acquisition Holding, LLC, c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Holding, LVB and Purchaser were formed and are owned by a consortium consisting of Blackstone Capital Partners V, L.P., a private equity fund affiliated with The Blackstone Group; GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., private equity funds affiliated with Goldman, Sachs & Co.; KKR 2006 Fund L.P., a private equity fund affiliated with Kohlberg Kravis Roberts; and TPG Partners V, L.P., a private equity fund affiliated with TPG.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Holding and LVB and the members of the board of directors and the executive officers of Purchaser and certain control persons of Purchaser and its affiliates are set forth in Schedule A. None of Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule A hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A hereto), (i) none of Purchaser or, to the knowledge of Purchaser, any of the persons or entities listed in Schedule A hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of Biomet, and (ii) none of Purchaser or, to the knowledge of the Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of Biomet during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A hereto), (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Biomet and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the Commission between Purchaser or, to the knowledge of Purchaser, any of the persons listed in Schedule A hereto, on the one hand, and Biomet or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or, to the knowledge of Purchaser, any of the persons or entities listed in Schedule A hereto, on the one hand, and Biomet or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) if we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer, and (c) Purchaser has received equity and debt commitments in the aggregate for sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10. Background of the Offer; Contacts with Biomet

Each member of the Sponsor Group (as defined below) is engaged in (among other activities) making investments in securities of public and private companies. On or about April 4, 2006, news began to publicly leak that Biomet had engaged Morgan Stanley to assist Biomet in exploring strategic alternatives to enhance shareholder value. On April 3, 2006, the trading day prior to this information being leaked, the closing price per Share was $34.78. Biomet confirmed by way of a press release on April 6, 2006, that Morgan Stanley was assisting Biomet in exploring its strategic alternatives.

In May 2006, representatives of Kohlberg Kravis Roberts, TPG and a third private equity sponsor discussed with Dane A. Miller, Ph.D, a potential transaction involving Biomet in which Dr. Miller would participate as an equity investor. Dr. Miller, Kohlberg Kravis Roberts, TPG and the third private equity sponsor entered into confidentiality agreements with respect to those discussions.

By late May 2006, Kohlberg Kravis Roberts, TPG and the third private equity Sponsor had joined together to form a consortium. We refer to this consortium, which included various members at different times as described below, as the “Sponsor Group.” We refer to the third private equity sponsor, which was no longer part of the Sponsor Group at the time the Original Merger Agreement was signed, as the “Potential Sponsor.”

In early June 2006, a representative of the Sponsor Group contacted a representative of Morgan Stanley to express an interest in engaging in discussions regarding a possible leveraged buyout of Biomet. During June 2006, representatives of the Sponsor Group engaged in follow-up discussions with representatives of Biomet to assess Biomet’s level of interest in a potential leveraged buyout.

In early July 2006, the Sponsor Group submitted a preliminary indication of interest for a potential leveraged buyout of Biomet for a price in the $38 to $39 per Share range. Morgan Stanley, Biomet’s financial advisor, responded to the Sponsor Group that the offer was not within an acceptable range. As a result, the Sponsor Group responded by indicating that it could get to a higher price, but that it required access to due diligence materials. The board informed the Sponsor Group that it would not provide financial or any other due diligence information to the Sponsor Group until senior management of Biomet completed its five-year strategic business plan and the board completed a thorough and careful review of that plan.

On July 17, 2006, the Sponsor Group delivered a letter to the Biomet board of directors expressing disappointment that the board did not want to move forward with a potential transaction until after the board concluded its process with respect to its strategic business plan. This letter also confirmed the Sponsor Group’s interest in acquiring Biomet at a price in excess of $40 per share, subject to the Sponsor Group being given access to non-public information and successfully completing a due diligence investigation of Biomet. From and after this date through the middle of September, representatives of the Sponsor Group periodically contacted Biomet and its advisors to reiterate the Sponsor Group’s interest in pursuing a transaction and seeking to commence a diligence review.

In mid-September 2006, the Sponsor Group confirmed to Morgan Stanley its ongoing interest in putting forward an offer of greater than $40 per share for Biomet, subject to a successful completion of its due diligence review. The Sponsor Group further advised Morgan Stanley that The Blackstone Group and Goldman, Sachs & Co. had joined the other private equity firms in the Sponsor Group.

On October 3, 2006, representatives of the Sponsor Group participated in an introductory meeting with representatives of Biomet and Morgan Stanley. On October 5 and October 6, 2006, representatives of Biomet’s management team held due diligence meetings with representatives of the Sponsor Group. Thereafter, and continuing through December 17, 2006, the Sponsor Group participated in numerous additional due diligence meetings and follow-up sessions with representatives of Biomet management and Morgan Stanley.

On November 2, 2006, Smith & Nephew plc issued a press release announcing that Smith & Nephew had held “very preliminary talks” with Biomet, but that no agreement had been reached. Thereafter, Biomet announced in a press release also on November 2, 2006, that while Biomet had held a preliminary discussion with Smith & Nephew, as Smith & Nephew had stated in its press release, Biomet had not at that time made a determination that it was in Biomet’s best interests for it to engage in a transaction with any third party.

On November 10, 2006, the Sponsor Group received from Morgan Stanley a letter outlining the procedures for submitting a final bid for the acquisition of Biomet and establishing a due date of December 4, 2006. Pursuant to the bidding instructions, the Sponsor Group was asked to submit final comments to a draft of the Original Merger Agreement (to be provided at a later date), along with information regarding the Sponsor Group’s plans for financing an acquisition of Biomet. The Sponsor Group was instructed not to contact management or discuss compensation or the terms of management’s equity participation in a potential transaction.

On November 22, 2006, the Sponsor Group received an initial draft of the Original Merger Agreement. The Sponsor Group was invited to contact Kirkland & Ellis LLP (“Kirkland & Ellis”), counsel to Biomet, in advance of the bid due date in order to discuss the non-financial terms of the Original Merger Agreement.

On November 28, 2006, Morgan Stanley communicated to the Sponsor Group that the bid due date was being delayed until December 11, 2006.

On November 29, 2006, at the Sponsor Group’s request, the Strategic Alternatives Committee of Biomet’s board (the “Strategic Alternatives Committee”) held a telephone conference with representatives of Morgan Stanley and members of the Sponsor Group in which the Sponsor Group described, among other things, the reasons for its interest in Biomet, areas of concern and its plan for the business. Separately, the Sponsor Group conveyed its disappointment in the timeline delay to Morgan Stanley.

On December 1, 2006, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), counsel to the Sponsor Group, provided initial comments to the draft Original Merger Agreement to Kirkland & Ellis. On December 5, 2006, Kirkland & Ellis and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), counsel to the Strategic Alternatives Committee, contacted Cleary Gottlieb to discuss the Sponsor Group’s initial comments to the draft Original Merger Agreement. Biomet’s counsel requested that the Sponsor Group improve a number of the non-financial terms and conditions of its proposed draft merger agreement in its bid.

On December 6, 2006, Morgan Stanley provided the initial draft of Biomet’s disclosure schedules to the draft Original Merger Agreement to the Sponsor Group.

On December 8, 2006, Cleary Gottlieb received a revised draft of the Original Merger Agreement and discussed the disclosure schedules to the Original Merger Agreement and related diligence matters with Biomet’s counsel.

On December 10, 2006, Cleary Gottlieb held a telephone conference with Biomet’s legal counsel regarding the revised draft of the Original Merger Agreement sent on December 8, 2006. Again, Biomet’s counsel asked the Sponsor Group to improve a number of the non-financial terms and reduce conditionality, narrow the scope of representations and warranties, expand the exceptions to the material adverse effect definition and provide more latitude for the board to respond to offers regarding alternative transactions, among other provisions.

On December 11, 2006, the bid deadline, the Sponsor Group delivered to Biomet a written bid proposal, including final comments to the Original Merger Agreement and debt and equity commitment letters. The Sponsor Group’s proposal for the acquisition of Biomet was $43 per Share.

On December 13, 2006, Kirkland & Ellis and Simpson Thacher contacted Cleary Gottlieb to discuss the draft Original Merger Agreement.

On the morning of December 14, 2006, in response to inquiries from Morgan Stanley, the Sponsor Group indicated to Morgan Stanley that it was prepared to increase its offer to $44.00 per share, but that $44 per share was its “best and final” offer.

On the evening of December 15, 2006, Morgan Stanley called the Sponsor Group to confirm the bases under which the bidders would move forward with a transaction. The Sponsor Group confirmed its continued interest and desire to announce a deal the next week.

On the night of December 15, 2006, Kirkland & Ellis circulated comments to Cleary Gottlieb relating to the financing sections of the draft Original Merger Agreement.

Beginning on the morning of December 16, 2006 and ending on the morning of December 18, 2006, Kirkland & Ellis, Simpson Thacher and Cleary Gottlieb, along with Biomet management and representatives of the Sponsor Group, engaged in negotiations in an attempt to reach an agreement on the terms of the Original Merger Agreement, equity and debt commitment letters and limited guarantees. In the course of these negotiations, the counsel to the Sponsor Group made a request to extend by one month the deadline for when the Sponsor Group would be required to close the potential transaction using bridge financing.

On December 16, 2006, the Sponsor Group informed Morgan Stanley that the Potential Sponsor had dropped out of the Sponsor Group, but that the remaining members of the Sponsor Group desired to move forward without the Potential Sponsor.

On the morning of December 18, 2006, Biomet, LVB and Purchaser executed the Original Merger Agreement. Prior to the opening of trading on NASDAQ on December 18, 2006, Biomet and the Sponsor Group issued a joint press release announcing commencement of the transaction.

Following December 18, 2006, the Sponsor Group, Biomet and their respective advisors began to prepare for the anticipated closing of the transaction pursuant to the Original Merger Agreement, including by working on the proxy statement relating to the special meeting of Biomet shareholders to approve the transaction, drafting disclosure and definitive documentation for, and attending initial meetings with potential financing sources for, the debt financing for the merger contemplated by the Original Merger Agreement and coordinating with respect to, and making required filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act. Also following December 18, 2006, representatives of Biomet, the Sponsor Group and their respective legal counsels were in frequent and extensive contact concerning a wide variety of matters and ongoing developments with respect to Biomet’s business and operations, including the preliminary and final publicly-disclosed reports by a special committee (the “Special Committee”) formed to conduct an independent investigation of Biomet’s stock option grants for the period from March 1996 through May 2006, the decision by Biomet to restate its historical financial statements and the expected timing anticipated to complete such restatements, developments with respect to the various commercial arrangements involving Biomet, including Biomet’s distributors, litigation developments with respect to Biomet and various management changes at Biomet.

On January 10, the Sponsor Group made a filing with respect to competition matters with the Brazilian Conselho Administrativo De Defesa Econômica (the “CADE”).

On January 17, 2007 the parties filed the required notifications and reports under the HSR Act with the Federal Trade Commission. Following this filing Biomet, the Sponsor Group and Cleary Gottlieb worked together to facilitate early termination of the waiting period under the HSR Act which was granted by Department of Justice on February 15, 2007.

On January 31, 2007, Biomet filed its preliminary proxy statement relating to the Original Merger Agreement. Thereafter, legal counsel to each of Biomet and the Sponsor Group consulted regarding responses to comments received from the staff of the Commission.

On February 15, 2007, the parties were granted early termination of the waiting period under the HSR Act for the proposed merger contemplated by the Original Merger Agreement and related transactions.

On February 20, 2007, March 21, 2007 and April 13, 2007, Biomet responded to comments from the Commission Staff relating to the preliminary proxy statement.

On February 26, 2007, Biomet announced the appointment of Jeffrey R. Binder as President and Chief Executive Officer and as a member of Biomet’s Board.

On March 30, 2007, Biomet announced an updated report from the Special Committee. Also on March 30, 2007, Gregory D. Hartman retired as Senior Vice President–Finance, Chief Financial Officer and Treasurer of Biomet, and Daniel P. Hann retired as Executive Vice President of Administration and a Director of Biomet, and Biomet also announced the appointment of J. Pat Richardson as Vice President–Finance, Treasurer and Interim Chief Financial Officer of Biomet.

On April 24, 2007, Biomet filed the definitive Proxy Statement with the Commission, which also served as notice of the special meeting of Biomet shareholders to take place on June 8, 2007 for the purpose of approving the Original Merger Agreement, and thereafter began on April 25, 2007 to mail such Proxy Statement to shareholders of Biomet as of April 20, 2006, the record date for such meeting.

Beginning May 9, 2007 and on various dates thereafter, representatives of each of the Sponsor Group, Cleary Gottlieb, Kirkland & Ellis and Georgeson Inc., Biomet’s proxy solicitor (“Georgeson”), engaged in telephone conferences to discuss the proxy solicitation process that had been undertaken as of that date. During the week of May 21, 2007, representatives of each of the Sponsor Group, Biomet and their respective legal counsels held discussions and shared information concerning a telephone conversation with respect to the transactions contemplated by the Original Merger Agreement that Biomet had on May 24, 2007 with Institutional Shareholder Services (“ISS”), a proxy advisory firm.

On May 10, 2007, the Sponsor Group received clearance from the CADE.

On May 14, 2007, Biomet announced the appointment of Daniel P. Florin as Senior Vice President and Chief Financial Officer to become effective June 5, 2007.

During the period from May 18, 2007 through May 30, 2007 the parties and their counsel held a series of telephone conferences relating to the proposed financing of the merger and other transactions contemplated by the Original Merger Agreement.

On May 25, 2007 Biomet’s board of directors received the final report of the Special Litigation Committee and issued a press release concerning its findings. Later in the day representatives of Biomet and the Sponsor Group discussed the telephone conference held by Biomet’s representatives with ISS the previous day.

On May 29, 2007, Biomet filed with the SEC its amended and restated Annual Report on Form 10-K/A for the fiscal year ended May 31, 2006, completing the restatement of its historical annual financial statements for the periods covered thereby.

During the last week of May 2007, two proxy advisory firms, ISS and Proxy Governance, Inc., issued reports recommending that shareholders vote against the Original Merger Agreement. A third institutional investor proxy advisory firm, Glass Lewis & Co., issued a report recommending that shareholders vote in favor of the Original Merger Agreement. In addition, because adoption of the Original Merger Agreement required the approval of holders of at least 75% of the outstanding Shares on the record date to approve the one-step merger, and because the Sponsor Group believed that substantial trading in Shares that occurred after the April 20, 2007 record date for the shareholder meeting had effectively disenfranchised a significant number of holders of Shares who might otherwise have supported the merger contemplated by the Original Merger Agreement, the Sponsor Group began to consider whether it might be necessary to modify the Original Merger Agreement in one or more of a variety of ways in order to increase the likelihood of obtaining the requisite shareholder vote necessary to consummate the acquisition of Biomet.

On May 30, 2007, at the request of the Sponsor Group, representatives of Biomet held a telephone conference with representatives of Morgan Stanley, Georgeson and representatives of the Sponsor Group in which Georgeson described, among other things, the status of the proxy solicitation process with respect to the Original Merger Agreement. During the call, representatives from Georgeson noted the recent trading volume in the Shares and discussed the potential impact of this trading on the upcoming special meeting of shareholders to approve the Original Merger Agreement. In particular, the group discussed the possibility that shareholders who sold their shares in the open market after the April 20, 2007 record date would fail to cast votes in the upcoming June 8, 2007 special meeting, and furthermore that votes that were not cast in the meeting had the same effect as a vote against the Original Merger Agreement. During this telephone conference, representatives of the Sponsor Group and Biomet discussed whether it might be necessary for the Sponsor Group to modify the Original Merger Agreement in order to obtain the requisite shareholder vote necessary to consummate the acquisition of Biomet.

On May 31, 2007, counsel to Biomet and counsel to the Sponsor Group entered into a memorandum of understanding with plaintiff’s counsel regarding the proposed settlement of class action lawsuits that were filed on behalf of Biomet’s shareholders following the announcement of the merger contemplated by the Original Merger Agreement.

Also on May 31, 2007, representatives of the Sponsor Group contacted representatives of Biomet to discuss potential revisions to the transaction structure contemplated by the Original Merger Agreement. One such possible change that the Sponsor Group indicated it was considering was a tender offer structure in which the Sponsor Group would make an offer directly to the shareholders of Biomet. Representatives of Biomet affirmed that if the structure of the Original Merger Agreement was to be revised, any such revisions would need to deliver superior value to Biomet’s shareholders in a more efficient and more immediate fashion than the process provided by the Original Merger Agreement, and that any such revisions would need to provide greater certainty and visibility to completion of the transaction. During the call representatives from the Sponsor Group emphasized that they were not at that time proposing any increase in the per share purchase price.

On June 1, June 2, and June 3, 2007, Cleary, Gottlieb, Kirkland & Ellis and Simpson Thacher held further discussions concerning the proposed restructuring of the Sponsor Group’s acquisition of Biomet and the timing of any proposal that the Sponsor Group might decide to make to the Biomet board of directors with respect thereto. Representatives of the Sponsor Group also discussed these matters with representatives of Morgan Stanley during this period.

On the morning of June 4, 2007, Biomet filed with the Commission its amended and restated quarterly report on Form 10-Q/A for the period ended August 31, 2006. Later that day, Biomet filed with the Commission its quarterly reports on Form 10-Q for the periods ended November 30, 2006 and February 28, 2007.

In the afternoon of June 4, 2007, a telephonic meeting of the Strategic Alternatives Committee was convened to discuss the proposed amendments to the Original Merger Agreement. Representatives from Morgan Stanley, Kirkland & Ellis, Simpson Thacher and the Sponsor Group participated in the meeting. Representatives from the Sponsor Group presented to the Strategic Alternatives Committee a revised transaction structure under which Purchaser would make a tender offer for any and all of Biomet’s outstanding shares at $46.00 per share, with such an offer conditioned on the receipt by Purchaser of at least 75% of Biomet’s outstanding shares and Biomet’s agreement not to declare or pay its annual dividend to shareholders. Representatives from the Sponsor Group asserted that they had no intention of raising their price above $46.00 per share. Furthermore, the Sponsor Group indicated a desire to complete and sign the Merger Agreement prior to the originally scheduled shareholder meeting on June 8, 2007.

Later that night, representatives of the Strategic Alternatives Committee indicated to the Sponsor Group that it wished to proceed with its consideration of the revised transaction proposed by the Sponsor Group, and Kirkland & Ellis delivered a draft of the proposed Merger Agreement to Cleary Gottlieb.

On June 5 and 6, 2007, pursuant to discussions between Biomet and the Sponsor Group, Biomet’s Compensation and Stock Option Committee held a meeting and passed resolutions relating to certain matters including compensation of Biomet officers, employees and consultants, including, among other things, the adjustment of certain misdated or mispriced stock option awards and ratifications of certain change in control agreements, consulting agreements and other executive compensation and equity incentive agreements. In addition, the Compensation and Stock Option Committee approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act and/or ratified certain compensatory arrangements including:

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all distributor agreements, including the equity award arrangements described therein, entered into between Biomet and its distributors as of June 6, 2007 or to be entered into prior to the Share Purchase Date;

•	those change in control agreements entered into as of September 20, 2006 between Biomet and certain executives;

•	the retirement and consulting agreements entered into as of March 30, 2007 between Biomet and each of Daniel P. Hann and Gregory T. Hartman respectively;

•	the separation and retirement agreements between Biomet and Garry L. England dated as of May 31, 2007 and Charles E. Niemier to be entered into prior to the Share Purchase Time respectively;

•	the adjustment of the per-share exercise price of certain misdated or mispriced stock option awards and cash payment to holders of such options described in Item 2 of the Schedule 14D-9; and

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that upon the Share Purchase Date, outstanding options shall be canceled and the holder of each such option shall receive in exchange therefor for a cash payment described in Item 2 of the Schedule 14D-9.

Throughout the day on June 5 and 6, 2007 the parties and their legal counsel focused on revising the Original Merger Agreement and limited sponsor guarantees to reflect the change in structure and other agreed upon terms. During this same period the parties and their legal counsel engaged in a series of conversations to reach agreement on the equity and debt commitment letters to be delivered in connection with the amended and restated Merger Agreement.

On Wednesday, June 6, 2007, representatives of Sponsor Group contacted Dane A. Miller, Ph.D, to discuss entering into a voting agreement with Dr. Miller and his wife, Mary Louise Miller, regarding the 5,723,595 Biomet Shares beneficially owned by them in the aggregate. Representatives of Cleary Gottlieb began negotiating a draft voting agreement with representatives of Mayer, Brown, Rowe & Maw LLP, legal counsel to Dr. and Mrs. Miller.

On the morning of June 7, 2007, LVB entered into a voting agreement with Dr. and Mrs. Miller with respect to their Shares and thereafter, Biomet, LVB and Purchaser executed the Merger Agreement. Prior to the opening of trading on NASDAQ on June 7, 2007, Biomet and the Sponsor Group issued a joint press release announcing the transaction.

From June 7 through June 13, 2007, Kirkland & Ellis, Simpson Thacher and Cleary Gottlieb, along with Biomet management and the Sponsor Group, were in frequent contact regarding, and coordinated with one another concerning, this Offer to Purchase and the Schedule 14D-9.

The foregoing only describes negotiations, transactions and material contacts between Biomet, on one hand, and the Sponsor Group, Holding, LVB, Purchaser and their respective representatives on the other. For additional information relating to Biomet, shareholders should read item 3 of the Schedule 14D-9, a copy of which is being furnished to shareholders with this Offer to Purchase.

11. Purpose of the Offer and Plans for Biomet; Merger Agreement

Purpose of the Offer and Plans for Biomet.

The purpose of the Offer and the Merger is for LVB, through Purchaser, to acquire control of, and the entire equity interest in, Biomet. Pursuant to the Merger, LVB will acquire all of the capital stock of Biomet not purchased pursuant to the Offer, the top-up option (defined below) or otherwise. If you sell your Shares in the Offer, you will cease to have any equity interest in Biomet or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders also will no longer have an equity interest in Biomet. On the other hand, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Biomet. Assuming we purchase a number of Shares pursuant to the Offer sufficient to satisfy the Minimum Condition, LVB is entitled to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Biomet. See “The Merger Agreement—Directors” below.

In accordance with the Merger Agreement, following the Offer, LVB will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the top-up option, we may acquire Shares pursuant to the top-up option. Parent and its affiliates also reserve the right to dispose of any or all Shares acquired by them.

Assuming Purchaser owns at least the Adjusted Minimum Number of the outstanding Shares upon completion of the Offer, LVB is entitled and currently intends to exercise its rights under the Merger Agreement to obtain, subject to certain exceptions, pro rata representation on, and control of, the board of directors of Biomet. See “The Merger Agreement—Directors” below.

The Merger will terminate all existing equity interests in Biomet, and LVB (together with any other person, including any current or former members of the management of our company, who may become a direct or indirect equity investor in LVB) will become the sole owners of our company and our business, the sole recipients of the benefits of future growth and the sole bearers of the risks of the company’s operations.

Except as otherwise provided herein, it is expected that following the Merger, the business and operations of Biomet will be continued substantially as they are conducted currently. LVB will continue to conduct a detailed review of Biomet and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, LVB will take such actions as it deems appropriate in light of the circumstances which then exist. Possible changes could include changes in Biomet’s business, corporate structure, articles, by-laws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, none of Holding, LVB or Purchaser has any current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, none of Holding, Purchaser nor LVB has any present plans or proposals that would result in an extraordinary corporate transaction involving Biomet or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Purchaser’s capitalization, corporate structure, business or composition of its management or board of directors.

On February 26, 2007, Biomet entered into an employment agreement with Jeffrey R. Binder to become President and Chief Executive Officer of Biomet. Under the terms of the agreement, if the Merger Agreement is terminated, Mr. Binder will be granted an equity award after such termination and annually thereafter (if still employed) commencing May 31, 2008, each with a nominal value of no less than $3,500,000 on the date of each grant. Each award shall vest in five equal installments on the first five anniversaries of the grant date. The compensation committee of Biomet’s board of directors will have the discretion as to the form of this benefit, which is expected to be awarded 50% in stock options and 50% in restricted stock or restricted stock units. Up to four-sevenths of each annual equity award may be granted in the form of restricted stock or restricted stock units, the vesting of which will be contingent on the achievement of performance goals. If the proposed transaction with us is consummated, Mr. Binder will not receive this benefit; although it is expected that Mr. Binder will receive an equity award following the consummation of the proposed transaction (although such award is still subject to negotiation and discussion).

On March 30, 2007, Biomet entered into severance and consulting agreements with Gregory D. Hartman and Daniel P. Hann following their retirement from the Company. Pursuant to Mr. Hartman’s consulting agreement, Mr. Hartman will be eligible to receive $325,000 after the later of the completion of his six month consulting term and the consummation of the proposed transaction with us at a price not less than $44.00 per Share. Pursuant to Mr. Hann’s consulting agreement, Mr. Hann will be eligible to receive $400,000 after the completion of his twelve month consulting term.

Effective April 11, 2007, and pursuant to an offer letter provided to him, J. Pat Richardson became Vice President—Finance and Interim Chief Financial Officer and Treasurer of Biomet. Effective April 16, 2007, and pursuant to an offer letter provided to him, Glen A. Kashuba became Senior Vice President and President of Biomet Trauma & Spine. Effective May 11, 2007, and pursuant to an offer letter provided to her, Robin T. Barney became Senior Vice President of Operating Systems. Under the terms of their offer letters, if the proposed transaction with us is consummated, Messrs. Richardson and Kashuba and Ms. Barney will be entitled to certain equity compensation commensurate with their positions at Biomet, the terms and conditions of which will be determined by us. In the event that the Merger Agreement is terminated, Messrs. Richardson and Kashuba and Ms. Barney will be entitled to equity awards issued by the compensation committee of Biomet’s board of directors that are commensurate with their positions at Biomet.

Effective June 5, 2007, and pursuant to an offer letter provided to him, Daniel P. Florin become Senior Vice President and Chief Financial Officer of Biomet. Under the terms of his offer letter, if the proposed transaction with us is consummated, Mr. Florin will be entitled to certain equity compensation commensurate with his position at Biomet, the terms and conditions of which will be determined by us. In the event that the Merger Agreement is terminated, Mr. Florin will be granted an equity award after such termination and annually thereafter (if still employed) commencing October 31, 2007, each with a nominal value of no less than $1,000,000 on the date of grant. Each award shall vest in five equal installments on the first five anniversaries of the grant date. The compensation committee of Biomet’s board of directors will have discretion as to the form of this benefit, expected to be 50% in stock options and 50% in restricted stock or restricted stock units. Up to four-sevenths of each annual equity award may be granted in the form of restricted stock or restricted stock units the vesting of which will be contingent on the achievement of performance goals. If the transaction contemplated by the Merger Agreement is consummated, Mr. Florin will not receive this benefit.

On June 6, 2007, Biomet entered into a separation and retirement agreement with Garry L. England, effective as of May 31, 2007, pursuant to which he retired as Chief Operating Officer—Domestic Operations. On June 6, 2007, Biomet entered into a separation and retirement agreement with Charles E. Niemier, effective as of June 18, 2007, pursuant to which he will retire as Senior Vice President, Biomet, Inc. and Senior Vice President, Biomet International and Corporate Relations. Mr. Niemier will remain with Biomet as a Class III member of the board of directors. Pursuant to the terms of their separation and retirement agreements, both Messrs. Niemier and England will begin receiving payments and benefits under the Biomet, Inc. Executive Severance Pay Plan as of their separation date; however, each will receive 100% of their annual bonus for the fiscal year ended May 31, 2007. If an applicable change in control event occurs, such as the purchase of shares in the Offer, within six months of the date of Mr. Niemier’s and Mr. England’s separation and retirement agreements (or, in the case of Mr. Niemier only, upon the expiration of the six-month period following his separation date if a change in control event does not occur during this period), Messrs. Niemier and England will no longer receive the payments and benefits under the Severance Pay Plan, but will receive certain payments and benefits under their respective change in control agreements. Notwithstanding the express terms of the change in control agreements, both Messrs. Niemier and England have agreed to, among other things, (1) forego any payments or benefits provided in Sections 3.01(a)(i), 3.01(c), 3.01(d) and 3.04(b)(E) of the change in control agreements and (2) reduce certain amounts payable under the change in control agreements by payments previously received by them under the Severance Pay Plan.

To the knowledge of Purchaser, as of the date of this Offer to Purchase, no other members of Biomet’s current management have entered into any amendment or modification to an existing employment agreement with Biomet or its subsidiaries in connection with the Merger. In addition, to the knowledge of Purchaser, as of the date of this Offer to Purchase, no other members of Biomet’s current management have entered into any agreement, arrangement or understanding with LVB, Purchaser or their affiliates regarding employment with, or the right to reinvest, convert or participate in the equity of, the surviving corporation. We currently intend to retain members of Biomet’s management team following the completion of the Merger. We have also informed Biomet that we may offer current and former members of management the opportunity to convert all or a portion of their current equity interests in Biomet into, or otherwise invest on terms that are no more favorable than the other investors in, equity in LVB (and/or a subsidiary thereof). Further, we have informed Biomet that we intend to establish equity-based incentive compensation plans for management of the surviving corporation, a portion of which is likely to be allocated to Biomet’s executive officers. The size of such equity-based incentive compensation plans has not yet been determined and no awards have yet been made or promised to Biomet’s current executive officers. It is anticipated that equity awards granted under these incentive compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the surviving corporation.

Although it is likely that certain members of Biomet’s current management team will enter into new arrangements with LVB or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, LVB (and/or a subsidiary thereof), there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed.

Although no arrangement has been made as of the date of this Offer to Purchase, we have informed Biomet that we expect to offer Mr. Binder, Biomet’s President and Chief Executive Officer, the opportunity to serve on the boards of directors of LVB and the surviving corporation following the purchase of Shares pursuant to the Offer, which boards are expected to include at least eleven other members prior to completion of the Merger.

We have informed Biomet that it is contemplated that one of Biomet’s founders, Dane A. Miller, Ph.D., will be an equity investor in LVB and the surviving corporation (by converting all or a portion of his current equity interest in Biomet or otherwise). We currently anticipate that, following the purchase of Shares in the Offer or completion of the Merger, Dr. Miller will serve on the boards of directors of LVB and the surviving corporation but will not become a member of management. According to Biomet’s public filings, Dr. Miller was the chief executive officer of Biomet until March 27, 2006 and served on its board of directors until its annual meeting of shareholders on September 20, 2006. According to Biomet’s public filings, Dr. Miller was not an executive officer or a director of Biomet at the time the Original Merger Agreement was negotiated and signed. As described below, LVB also is party to a voting agreement, dated as of June 6, 2007, with Dr. Miller and his wife, Mary Louise Miller.

The Merger Agreement.

This section of the Offer to Purchase describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that LVB and Purchaser have filed with the Commission (the “Schedule TO”). We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Offer to Purchase.

The Offer

The Merger Agreement provides that unless the Merger Agreement has been terminated, LVB will cause Purchaser to commence the Offer as promptly as practicable following execution of the Merger Agreement (and in any event by June 14, 2007 or such later date as the parties may agree) and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described below in “—Conditions to the Offer”, Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or at the Expiration Date. Subject solely to the satisfaction or waiver by Purchaser of the conditions to the Offer, Purchaser will, and LVB will cause Purchaser to, as soon as possible after the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer. LVB will provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

LVB, on behalf of Purchaser, expressly reserves the right, from time to time, and subject to certain conditions, to waive any of the conditions to the Offer or increase the Offer Price. Pursuant to the Merger Agreement, Purchaser has agreed that it will not, and LVB will cause Purchaser not to, without the prior written consent of Biomet, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition except to decrease the Minimum Condition to refer to the Adjusted Minimum Number,

(iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then-current Expiration Date (other than an increase in the Offer Price), (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B) which would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of LVB and Purchaser to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The Offer must remain open until 20 business days following (and including the day of) the commencement of the Offer. Purchaser will not, and LVB will cause Purchaser not to, terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of Biomet, Purchaser may extend the Expiration Date for any period required by applicable rules and regulations of the Commission or the NASDAQ Global Select Market applicable to the Offer or elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. Purchaser will, and LVB will cause Purchaser to, immediately accept and promptly pay for all Shares tendered during any subsequent offering period. If Purchaser elects to include a subsequent offering period, it will notify shareholders of Biomet consistent with the requirements of the Commission. Unless the Offer and the Merger Agreement has been terminated in accordance with its terms (and subject to each party’s right to terminate the Merger Agreement in accordance with its terms), if at any scheduled Expiration Date the Tender Offer Conditions have not been satisfied or waived, Purchaser will, and LVB will cause Purchaser to, extend the Offer and the Expiration Date to a date that is not more than five business days after the previously scheduled Expiration Date. However, Purchaser will be under no obligation to extend the Offer beyond 11:59 p.m. New York City time on October 31, 2007.

Recommendation. Biomet has represented to us in the Merger Agreement that its board of directors has (i) unanimously determined that the Offer and the Merger are in the best interests of Biomet and its shareholders, unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement and unanimously resolved to recommend to the holders of Shares that they tender their Shares in the Offer or otherwise approve the “plan of merger” (as such term is used in Section 23-1-40 of the IBCL) contained in the Merger Agreement, (ii) directed that, to the extent required by the IBCL, the Merger Agreement and the Merger be submitted to the holders of Shares for their approval of the “plan of merger” contained in the Merger Agreement at a shareholders’ meeting duly called and held for such purpose, (iii) assuming that LVB, Purchaser and their respective affiliates collectively beneficially own less than 10% of the outstanding Shares, taken all necessary steps to render Section 23-1-43 of the IBCL inapplicable to LVB and Purchaser and to the Offer and the Merger, and (iv) resolved to elect, to the extent permitted by law, for Biomet not to be subject to any “fair price,” “moratorium,” “control share acquisition” or other similar Indiana anti-takeover statute or regulation.

Directors. The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser has paid pursuant to the Offer for that number of Shares that represents at least the Adjusted Minimum Number, Purchaser has the right to designate a number of directors of Biomet, rounded up to the next whole number, that is equal to the product of the total number of directors on the Biomet board and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. Biomet has also agreed in the Merger Agreement, subject to any limitations imposed by applicable laws, including NASDAQ rules and regulations, to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Biomet board of directors as the percentage of the entire board represented by the individuals designated by Purchaser. Biomet will, upon request by Purchaser, promptly increase the size of its board of directors or secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed.

In the event that LVB’s designees are appointed or elected to the board of directors, until the effective time of the Merger the board of directors shall have at least three independent directors (as defined in the Merger Agreement) who were on the board of Biomet on June 7, 2007, and certain actions of Biomet may only be authorized by a majority of the independent directors of Biomet (and will not require any additional approval by the Biomet board of directors).

Top-Up Option. Biomet has irrevocably granted to Purchaser an option (the “top-up option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by LVB or Purchaser or any wholly-owned subsidiary of LVB or Purchaser at the time of such exercise, will constitute 90.0005 percent of the total Shares then outstanding (assuming the issuance of the Shares purchased under the top-up option). The price per Share payable under the top-up option would be equal to the Offer Price. The top-up option will be exercisable after the expiration of the Offer and on or prior to the fifth business day after the later of (i) the expiration of the Offer and (ii) the expiration of any subsequent offering period. The obligation of Biomet to provide the top-up option is subject to the conditions, unless waived by Biomet, that (a) no provision of any applicable laws and no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition would prohibit the exercise of the top-up option or the delivery of the top-up option Shares in respect of such exercise, (b) the issuance of Shares pursuant to the top-up option would not require approval of Biomet’s shareholders under applicable laws (including, without limitation, the NASDAQ rules and regulations), (c) upon exercise of the top-up option, the number of Shares owned by LVB or Purchaser or any wholly owned subsidiary of LVB or Purchaser constitutes 90.0005% of the number of Shares that will be outstanding immediately after the exercise of the top-up option, (d) the number of Shares issued pursuant to the top-up option will in no event exceed the number of authorized and unissued common shares of Biomet not otherwise reserved for issuance for outstanding Biomet options or other obligations of Biomet, (e) Purchaser has accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn and (f) the Minimum Condition has been satisfied. LVB and Purchaser have the right, but are not required to, exercise the top-up option in their sole discretion, and may only exercise the top-up option if following its exercise, the condition set forth in clause (c) above would be satisfied.

Treatment of Stock Plans. At the time that LVB and Purchaser pay for Shares tendered in the Offer that represent at least the Minimum Condition (such time the “Share Purchase Date”), each outstanding option to purchase Shares under Biomet’s stock plans, vested or unvested (an “Option”), will be cancelled and will only entitle the holder thereof to receive from Biomet, as soon as reasonably practicable after the Share Purchase Date (but in any event no later than three business days after the Share Purchase Date), an amount in cash equal to the product of (i) the total number of Shares subject to the Option immediately prior to the Share Purchase Date multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Share under such Option, less applicable taxes required to be withheld with respect to such payment. It is the intention of the parties that following the Share Purchase Date no holder of any Option or any participant in any Biomet stock option or equity incentive plan or other employee benefit arrangement of Biomet shall have any right thereunder to acquire any capital stock (including any phantom stock or stock appreciation right) of Biomet, any of its subsidiaries or the surviving corporation. The board of directors of Biomet and the compensation and stock option committee of the board of directors of Biomet have adopted resolutions to implement the foregoing. Biomet will deliver to the holders of the Options appropriate notices, at a time and in a form reasonably acceptable to LVB, setting forth such holders’ rights with respect to such Options.

In light of the Special Committee’s findings during Biomet’s internal investigation, and the contents of the auditors’ report, regarding Biomet’s historical stock option granting practices, which indicate that certain outstanding Options to purchase Shares were granted with an exercise price that is less than the fair market value of the Shares underlying such Options on the grant date of the Options (the “Below-Market Options”), we understand that Biomet has taken certain corrective actions with respect to below-market options that were granted after October 3, 2004, or which vested after December 31, 2004 (the “Covered Options”), in an effort to avoid the imposition on the holders of such Options of an additional twenty percent tax and interest and other penalties under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

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With respect to Covered Options current or former Section 16 officers of Biomet (the “Officer Options”), prior to December 31, 2006 Biomet permitted the holder of each such Options to elect (and each such Options holder elected) to amend his or her Options so that the Options are automatically exercised upon the earliest to occur of (a) the effective date of a change in control of Biomet (as defined under Section 409A), (b) the tenth business day following the effective date of a termination of the Option holder’s employment with Biomet or (c) the last business day prior to the current expiration date of the Option.

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With respect to Covered Options that were granted to individuals other than (a) current or former Section 16 officers of Biomet or (b) individuals who are not subject to Section 409A (such Options, the “Applicable Below-Market Options”) on June 5 and 6, 2007, the Compensation Committee of the Biomet board resolved that:

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prior to the cash-out of Options in connection with the tender offer, the per-share exercise price of each Applicable Below-Market Option (the “Existing Exercise Price”) shall be increased to the fair market value of one Biomet common share on the “measurement date” for such Option (as that term is defined in Financial Accounting Standards Board Statement 123R) (the “Adjusted Exercise Price”); and

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the holder of each Applicable Below-Market Option shall receive from Biomet, as soon as reasonably practicable following January 1, 2008, a cash payment with respect to each such Option in an amount equal to (I) the difference between (a) the lesser of (i) the Adjusted Exercise Price or (ii) the Offer Price, and (b) the Existing Exercise Price, multiplied by (II) the number of Shares underlying the Applicable Below-Market Option, along with interest to compensate the Option holder for the delay in such payment.

Accordingly, upon the cash-out of outstanding options in connection with the Offer, Biomet will pay (a) the holders of each Officer Option the difference between the Offer Price and the original exercise price of such Option and (b) the holders of each Applicable Below-Market Option the difference between the Offer Price and the Adjusted Exercise Price of such Option, in each case multiplied by the number of Shares underlying the Option.

The Merger

The Merger; Closing; Effective Time. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Biomet and Biomet will be the surviving corporation. The closing date of the Merger will occur on the second business day after satisfaction or waiver of all of the conditions to the Merger (other than those conditions that by their nature are to be satisfied at the closing) set forth in the Merger Agreement (or such other date as Purchaser and Biomet may agree), which conditions are described below in “—Conditions to the Merger.” The Effective Time will occur at the time specified in the articles of merger that the surviving corporation will file with the Secretary of State of the State of Indiana.

Short-Form Merger. The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, any subsequent offering period or the exercise of the top-up option, LVB, or Purchaser holds at least 90 percent of the outstanding shares of each class of capital stock of Biomet, each of LVB, Purchaser and Biomet will take all necessary and appropriate action to cause the Merger to become effective as a short-form merger without action of the shareholders of Biomet as soon as practicable after satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement as described below in “—Conditions to the Merger.”

Articles, Bylaws, Directors, and Officers. At the effective time of the Merger, the articles of incorporation of Biomet will be amended to read as the articles of incorporation of Purchaser in effect immediately prior to the effective time of the Merger (except that Article I of the amended certificate of incorporation shall read as follows: “The name of the Corporation is Biomet, Inc.”). Also at the effective time of the Merger, the bylaws of Biomet will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger. The directors of Purchaser immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation, and the officers of Biomet immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation.

Conversion of Shares. Except as may be agreed by the Company and any shareholder, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by LVB, Purchaser or any wholly-owned subsidiary of LVB and Shares owned by Biomet or any wholly owned subsidiary of Biomet) will, by virtue of the Merger and without any action on the part of the holder, be converted at the effective time of the Merger into the right to receive the Merger Consideration, less any required withholding taxes and without interest. At the Effective Time, each Share owned by LVB, Purchaser or any wholly-owned subsidiary of LVB and Shares owned by Biomet or any wholly owned subsidiary of Biomet will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser common stock issued and outstanding immediately prior to the effective time of the Merger will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Payment for Shares in the Merger. At the Effective Time, LVB will deposit with American Stock Transfer & Trust Company (or an affiliate thereof), as paying agent for the Merger, for the benefit of the holders of Shares, sufficient funds to pay the aggregate Merger Consideration (which we refer to as the “exchange fund”). Within five business days after the Effective Time, the surviving corporation will cause the paying agent to mail to each holder of record of Shares immediately prior to the Effective Time, a form of letter of transmittal and instructions to effect the surrender of their share certificate(s) in exchange for payment of the Merger Consideration (after giving effect to any required withholding tax). You should not send in your share certificates until you receive the letter of transmittal. The letter of transmittal and instructions will tell you what to do if you have lost a certificate, or if it has been stolen or destroyed. You will have to provide an affidavit to that fact and post a surety bond in a reasonable amount as LVB directs as indemnity against any claim that may be made against LVB or the surviving corporation with respect to that certificate.

The paying agent will promptly pay you your Merger Consideration after you have surrendered your certificates to the paying agent and provided to the paying agent any other items specified by the letter of transmittal and instructions. The surrendered certificates will be cancelled upon delivery of the Merger Consideration. Interest will not be paid or accrued in respect of cash payments of Merger Consideration. LVB, Purchaser, the surviving corporation or the paying agent may reduce the amount of any Merger Consideration paid to you by any applicable withholding taxes.

Any portion of the exchange fund (including the proceeds of any investments thereof) that remains unclaimed for 180 days after the effective time of the Merger will be delivered to the surviving corporation. Holders of shares outstanding before the Effective Time will thereafter be entitled to look only to the surviving corporation for payment of any claims for Merger Consideration to which they may be entitled (after giving effect to any required withholding tax). None of the surviving corporation, LVB, the paying agent or any other person will be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Transfer of Shares. After the Effective Time, there will be no transfers on Biomet’s share transfer books of Shares outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificate for Shares is presented to the surviving corporation, LVB or the paying agent for transfer, it will be cancelled and exchanged for the per share Merger Consideration, multiplied by the number of Shares represented by the certificate.

Representations and Warranties

The Merger Agreement contains representations and warranties the parties made to each other. The statements embodied in those representations and warranties were made for purposes of the contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. Certain representations and warranties were made as of June 7, 2007 (or such other date specified in the Merger Agreement), may be subject to contractual standards of materiality different from those generally applicable to shareholders or may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. In addition, the representations and warranties are qualified by information in a confidential disclosure letter that the parties have exchanged in connection with signing the Merger Agreement. While we do not believe that the disclosure letter contains information required by securities laws to be publicly disclosed that has not already been disclosed either in this Offer to Purchase, the disclosure letter does contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Merger Agreement attached to the Schedule TO. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the relevant section of the disclosure letter. The disclosure letter contains information that has been included in Biomet’s prior public disclosures as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since June 7, 2007, and such changes may or may not be fully reflected in Biomet’s public disclosures. At the Effective Time, the representations and warranties contained in the Merger Agreement are only required to be true and correct subject to the materiality standards contained in the Merger Agreement, which may differ from what may be viewed as material by shareholders. The representations and warranties will not survive consummation of the Merger and cannot be the basis for any claim under the Merger Agreement by any party thereto after consummation of the Merger. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Biomet and the Merger that is contained in this Offer to Purchase as well as in the filings that Biomet makes and has made with the Commission. The representations and warranties contained in the Merger Agreement may or may not have been accurate as of the date they were made and we make no assertion herein that they are accurate as of the date of this Offer to Purchase. However, neither LVB nor Purchaser is currently aware of any specific undisclosed facts that contradict such representations and warranties of the Company.

In the Merger Agreement, Biomet, LVB and Purchaser each made representations and warranties relating to, among other things:

•	due organization, good standing and qualification;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the Merger Agreement;

•	required regulatory filings and consents and approvals of governmental entities;

•	the absence of conflicts with or defaults under organizational documents, other contracts and applicable laws;

•	litigation; and

•	brokers.

In the Merger Agreement, LVB and Purchaser also each made representations and warranties relating to capitalization, the availability of the funds necessary to perform its obligations under the Merger Agreement, the solvency of LVB and the surviving corporation, limited guarantees, ownership of shares, the HSR Act, this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and information supplied for inclusion in any proxy or information statement to be sent to shareholders in connection with the Merger or the transactions contemplated by the Merger Agreement.

Biomet also made representations and warranties relating to, among other things:

•	capital structure;

•	company reports filed with the Commission and financial statements;

•	absence of certain changes or events since August 31, 2006;

•	absence of undisclosed liabilities;

•	compliance with the Employee Retirement Income Security Act of 1974, as amended, and other employee benefit matters;

•	compliance with applicable laws, including regulatory laws;

•	state takeover statutes and the absence of a rights plan;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property;

•	insurance;

•	material contracts;

•

the Schedule 14D-9 or proxy or information statement to be sent to shareholders in connection with the Merger or the transactions contemplated by the Merger Agreement and information supplied for inclusion in the Offer Documents;

•	regulatory compliance;

•	properties; and

•	affiliate transactions.

Many of Biomet’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, “Material Adverse Effect” for Biomet is defined to mean an event, change, effect, development, condition or occurrence (each a “Change”) that is or reasonably would be expected to be, individually or in the aggregate, materially adverse to (x) the ability of Biomet to timely perform its obligations under and consummate the transactions contemplated by the Merger Agreement or (y) the condition (financial or otherwise), business, assets, liabilities or results of operations of Biomet and its subsidiaries taken as a whole; provided that no Change to the extent resulting from the following shall constitute or be taken into account in determining whether there has been or reasonably would be expected to be a material adverse effect under clause (x) or (y):

•

changes in the economy or financial markets generally in the United States or other countries in which Biomet or any of its subsidiaries conduct operations or that are the result of acts of war or terrorism;

•	general changes or developments in any industry in which Biomet and its subsidiaries operate;

•

any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Biomet or any of its subsidiaries with its customers, partners, employees, financing sources or suppliers, or any change in Biomet’s credit ratings, caused by the pendency or the announcement of the transactions contemplated by the Merger Agreement;

•

any restatement of Biomet’s financial statements or any delay in filing periodic reports at the time required by the Exchange Act solely to the extent resulting from Biomet’s failure to (1) properly document the measurement date for any stock option grant, (2) record stock option expense (or other items relating thereto) in accordance with GAAP or (3) issue stock options in accordance with the terms of any applicable stock option plan (the foregoing such failures, the “Option Accounting Issues”);

•	any civil investigation or civil litigation to the extent arising out of or relating to any Option Accounting Issues or applicable laws relating thereto (including the IBCL and the Exchange Act);

•	any of the potential consequences set forth in Biomet’s disclosure letter solely to the extent resulting from Option Accounting Issues, such as, for example:

•	stock options not having been validly issued under the applicable stock option plan;

•

filings with the Commission not having been prepared in accordance with GAAP, or not otherwise complying with the applicable requirements of the Securities Act, the Exchange Act and/or the rules and regulations promulgated thereunder; or

•	filings with the Commission being required to be reaudited and/or restated, or otherwise no longer to be relied upon;

•	the failure by Biomet to take any action prohibited by the Merger Agreement;

•	changes in any law or GAAP or interpretation thereof after June 7, 2007;

•

any failure by Biomet to meet any estimates of revenues or earnings for any period ending on or after June 7, 2007 in and of itself; provided that the exception in this bullet point will not prevent or otherwise affect a determination that any Change underlying or contributing to such failure has resulted in, or contributed to, a Material Adverse Effect; and

•

a decline in the price or trading volume of Biomet’s common shares on the NASDAQ in and of itself; provided that the exception in this bullet point will not prevent or otherwise affect a determination that any Change underlying or contributing to such decline has resulted in, or contributed to, a Material Adverse Effect;

unless, in the case of the first, second and eighth bullet points above, such changes have a disproportionate effect on Biomet and its subsidiaries, taken as a whole, when compared to other companies operating in the same industries in which Biomet or its subsidiaries operate.

Conduct of Business Pending the Merger

Biomet is subject to restrictions on its conduct and operations until the Acceptance Date. Biomet has agreed that, from December 18, 2006 (the “Original Date”) until the Acceptance Date, it will conduct its business in the ordinary and usual course consistent with past practice and use reasonable best efforts to maintain and preserve its business organizations intact and maintain existing relations and goodwill with governmental entities, customers, employees and business associates. Biomet has also agreed, with some exceptions, it and its subsidiaries will not do any of the following without the prior written consent of LVB:

•	adopt or propose any change in its articles of incorporation or bylaws or other applicable governing instruments;

•

merge or consolidate Biomet or any of its subsidiaries with any other person, except for any such transactions among wholly-owned subsidiaries of Biomet, or restructure, reorganize or completely or partially liquidate;

•

acquire assets outside of the ordinary course of business from any other person with a value or purchase price in the aggregate in excess of $15 million in any transaction or series of related transactions, other than acquisitions pursuant to contracts in effect as of June 7, 2007;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Biomet or any of its subsidiaries (other than the issuance of Biomet’s common shares upon the exercise of stock options or the issuance of shares by a wholly-owned subsidiary of Biomet to Biomet or another wholly-owned subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•

make any loans, advances or capital contributions to or investments in any person (other than Biomet or any direct or indirect wholly-owned subsidiary of Biomet) in excess of $15 million in the aggregate;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Biomet’s capital stock (except for dividends paid by any direct or indirect wholly-owned subsidiary to Biomet or to any other direct or indirect wholly-owned subsidiary) or enter into any agreement with respect to the voting of its capital stock;

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of Biomet’s capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any of Biomet’s common shares tendered by current or former employees or directors in connection with the exercise of Biomet stock options);

•

incur any indebtedness for borrowed money or guarantee such indebtedness of another person (other than a wholly-owned subsidiary of Biomet), or issue or sell any debt securities or warrants or other rights to acquire any debt security of Biomet or any of its subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business;

•	except as set forth in the capital budgets set forth in Biomet’s disclosure letter, make or authorize any capital expenditure in excess of $15 million in the aggregate;

•

make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or law or by a governmental entity or as required to address Option Accounting Issues;

•	settle any litigation or other proceedings before a governmental entity or otherwise for an amount in excess of $10 million or any obligation or liability of Biomet in excess of such amount;

•	make or change any material tax election or tax accounting method, or settle or compromise any material tax liability other than in the ordinary course of business consistent with past practice;

•

transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or otherwise dispose of any assets, product lines or businesses of Biomet or its subsidiaries, including capital stock of any of its subsidiaries, in each case which are material to Biomet and its subsidiaries taken as a whole, other than inventory, supplies and other assets in the ordinary course of business and other than pursuant to contracts in effect prior to the Original Date;

•

except as expressly contemplated by the Merger Agreement, required pursuant to benefit plans in effect prior to the Original Date and listed on Biomet’s disclosure letter, or as otherwise required by applicable law:

•

grant or provide any severance or termination payments or benefits to any current or former director, elected officer or employee of Biomet or any of its subsidiaries, except, in the case of employees who are not elected officers, in the ordinary course of business consistent with past practice;

•

increase the compensation, perquisites or benefits payable to any current or former director, elected officer or employee of Biomet or any of its subsidiaries, except, in the case of employees who are not elected officers of Biomet, increases in base salary in the ordinary course of business consistent with past practice;

•

grant any equity or equity-based awards that may be settled in Biomet’s common shares, preferred shares or any other securities of Biomet or any of its subsidiaries or the value of which is linked directly or indirectly, in whole or in part, to the price or value of any of Biomet’s common shares, preferred shares or other Biomet securities or subsidiary securities;

•

accelerate the vesting or payment of any compensation payable or benefits provided or to become payable or provided to any current or former director, elected officer or employee; provided that notwithstanding the foregoing, Biomet shall be permitted, at any time prior to the effective time of the Merger, to pay any annual or quarterly bonus earned and determined in the ordinary course earlier than it would otherwise have been paid in order to pay such amount in the calendar year prior to the calendar year in which it would otherwise have been paid, regardless of when such bonus payments have historically been paid; or

•

terminate or materially amend any existing, or adopt any new, benefit plan (other than changes made in the ordinary course of business consistent with past practice or as may be necessary to comply with applicable laws, in either case that do not materially increase the costs of any such benefit plans);

•	enter into, amend or extend any material collective bargaining agreement or other labor agreement;

•	enter into, amend or modify any material contract as described in the Merger Agreement; or

•	except as provided in the Merger Agreement, agree, authorize or commit to do any of the foregoing.

In addition, notwithstanding anything to the contrary in the foregoing, Biomet is required to:

•

work together in good faith with LVB and Purchaser to agree upon actions intended to ameliorate, to the extent reasonably practicable, any adverse tax impact imposed under Section 409A of the Code to its employees arising out of or related to Option Accounting Issues;

•

consult with LVB reasonably in advance of any decision to (1) hire any “Executive Officer” (as such term is defined in Rule 3b-7 promulgated under the Exchange Act), promote any existing Executive Officer to a more senior position or otherwise appoint or promote any current director, employee, independent contractor or consultant to an Executive Officer position or (2) adopt any material modification or material deviation from Biomet’s three-year operating plan, as previously provided to LVB; and in each case shall consider in good faith the reasonable recommendations of LVB in connection therewith;

•

use reasonable best efforts to conclude its internal investigation regarding practices with respect to the issuance of stock options and to complete, if required, any restatement of its financial statements, in each case as promptly as reasonably practicable after the Original Date, and keep LVB informed, on a current basis, of the status with respect thereto and with respect to any other investigation or litigation relating directly to Option Accounting Issues; and

•

except as prohibited by applicable Law or as would jeopardize attorney-client privilege (but in such event, use its commercially reasonable efforts to keep LVB fully informed), keep LVB informed, on a current basis, of any material events, discussions, notices or changes with respect to any criminal or regulatory investigation or action against Biomet or any of its subsidiaries.

Acquisition Proposals

The Merger Agreement provides that Biomet, its subsidiaries and their respective elected officers and directors will not, and Biomet will use its reasonable best efforts to cause its and its subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives not to, directly or indirectly:

•

initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal, as defined below; or

•	engage in any discussions or negotiations regarding, or provide any information or data to any Person relating to, any Acquisition Proposal.

However, at any time prior to the Acceptance Date, Biomet may:

•

provide information or data in response to a request therefore by a person who has made an unsolicited bona fide written Acquisition Proposal if (1) Biomet receives from the person so requesting such information an executed confidentiality agreement on terms that are no less favorable (including with respect to standstill provisions) than those contained in the confidentiality agreements signed by certain affiliates of LVB and (2) Biomet substantially concurrently provides to LVB any non-public information provided to such Person which was not previously provided to LVB; and

•	engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written Acquisition Proposal.

if and only to the extent that:

•	Biomet has not breached its obligations under the Merger Agreement with respect to such Acquisition Proposal;

•

prior to taking any action described above, Biomet’s board of directors determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with its directors’ fiduciary duties under applicable law; and

•

in each such case referred to above, Biomet’s board of directors has determined in good faith based on the information then available and after consultation with its financial advisor and legal counsel that either (1) such Acquisition Proposal constitutes a Superior Proposal, as defined below, or (2) there is a reasonable likelihood that such Acquisition Proposal will result in a Superior Proposal.

Furthermore, at any time prior to the Acceptance Date, Biomet may render inapplicable, exempt or take action to render inapplicable or exempt any third party from any standstill arrangement or the provisions of any takeover statute if and only to the extent that the board of directors of Biomet determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with its directors’ fiduciary duties under applicable law.

For purposes of this section of the Merger Agreement, the term “Acquisition Proposal” means (1) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or (2) any other direct or indirect acquisition, in the case of clause (1) or (2), involving 15% or more of the total voting power or of any class of equity securities of Biomet, or 15% or more of the consolidated total assets (including equity securities of its subsidiaries) of Biomet, in each case other than the transactions contemplated by the Merger Agreement.

For purposes of the Merger Agreement, the term “Superior Proposal” means an unsolicited bona fide Acquisition Proposal involving more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of Biomet that Biomet’s board of directors has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated, taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction superior to Biomet than the transaction contemplated by the Merger Agreement.

Biomet has also agreed that, except as set forth below, it will not:

•

withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to LVB, the board’s recommendation with respect to the Offer or the Merger; or

•

approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any acquisition agreement, Merger Agreement, letter of intent or other similar agreement relating to an Acquisition Proposal or enter into any agreement requiring us to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or resolve, propose or agree to do any of the foregoing.

Change in Recommendation/Termination in Connection with a Superior Proposal

At any time prior to the Acceptance Date, if Biomet receives an Acquisition Proposal which its board of directors concludes in good faith after consultation with outside legal counsel and financial advisors constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of the Merger Agreement which may be offered by LVB, Biomet’s board of directors may at any time prior to the Acceptance Date, if it determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law,

•

withhold, withdraw or qualify or modify, or propose publicly to withhold, withdraw, qualify or modify, in a manner adverse to LVB or Purchaser, the board’s recommendation with respect to the Merger; and/or

•	terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal;

provided that Biomet may not terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, unless in advance of or concurrently with such termination Biomet pays LVB a $272.5 million termination fee as described in further detail in “—Termination Fees and Expenses”; and provided, further that Biomet’s board of directors may not withdraw, modify or amend its recommendation with respect to the Merger in a manner adverse to LVB pursuant to the first bullet point or terminate the Merger Agreement pursuant to the second bullet point unless:

•	Biomet has not breached the Merger Agreement with respect to such Superior Proposal;

•

Biomet has provided prior written notice to LVB, at least five business days (or three business days in the event of each subsequent material revision to such Superior Proposal) in advance of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and, if available, shall have contemporaneously provided a copy of the proposed definitive transaction agreement with the party making such Superior Proposal and other material related documents; and

•

prior to effecting such change in recommendation or terminating the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, Biomet causes its financial and legal advisors to negotiate with LVB in good faith (to the extent LVB desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event of any material revisions to the Superior Proposal, Biomet is required to deliver a new written notice to LVB and to comply with the requirements of the Merger Agreement with respect to such new written notice.

Shareholders Meeting

The Merger Agreement provides in the event that the approval of Biomet’s shareholders is required by applicable law, Biomet will take all reasonable action necessary to convene a special meeting of its shareholders as promptly as reasonably practicable following the consummation of the Offer. At the meeting, LVB will cause all Shares held of record by LVB or Purchaser (or its assignees, if any) as of the applicable record date and entitled to vote thereon in favor of the approval of the Merger and the Merger Agreement. LVB, Purchaser and

Biomet have agreed that, if a short form merger may be effected in accordance with the Merger Agreement and applicable law, the parties will take all necessary and appropriate action to cause the Merger to become effective without a meeting of Biomet shareholders.

Filings and Other Actions

In the Merger Agreement, LVB and Biomet have agreed to cooperate with each other and to use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable under the Merger Agreement and applicable laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement. This includes LVB’s willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of Biomet after the occurrence of the Share Purchase Date and/or LVB or either’s respective subsidiaries (in the case of Biomet, after the occurrence of the Share Purchase Date), if such action should be necessary to avoid, prevent, eliminate or remove the actual, anticipated or threatened (1) commencement of any administrative, judicial or other proceeding in any forum by any government antitrust entity or (2) issuance of any order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger by any government antitrust entity.

Employee Benefits

LVB has agreed that, during the period commencing at the earlier of the Acceptance Date and the effective time of the Merger and ending on the second December 31 following the earlier of the Acceptance Date and the effective time of the Merger, the employees of Biomet as of the Acceptance Date (the “Current Employees”) will be provided with:

•

base salary and bonus opportunities (including annual and quarterly bonus opportunities and long-term incentive opportunities) which are no less than the base salary and bonus opportunities provided by Biomet and its subsidiaries immediately prior to the earlier of the Acceptance Date and the effective time of the Merger;

•

pension and welfare benefits and perquisites (excluding equity and equity-based benefits) that are no less favorable in the aggregate than those provided by Biomet and its subsidiaries immediately prior to the earlier of the Acceptance Date and the effective time of the Merger; and

•	severance benefits that are no less favorable than those set forth in Biomet’s separation pay plan in effect on the Original Date and provided to LVB.

LVB will cause any employee benefit plans of LVB or the surviving corporation which the Current Employees are entitled to participate in from and after the earlier of the Acceptance Date and the effective time of the Merger to take into account for purposes of eligibility, vesting and benefit accrual, service by the Current Employees with Biomet or any of its subsidiaries prior to effective time of the Merger as if such service were with LVB, to the same extent such service was credited under a comparable plan of Biomet or any of its subsidiaries prior to the earlier of the Acceptance Date and the effective time of the Merger (except to the extent it would result in a duplication of benefits).

Indemnification and Insurance of Biomet’s Directors and Officers

The Merger Agreement provides that, from and after the earlier of the Acceptance Date and the effective time of the Merger, LVB will cause the surviving corporation to indemnify each of Biomet’s and its subsidiaries’

present and former directors and officers against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or related to such person’s service as a director or officer at or prior to the earlier of the Acceptance Date and the effective time of the Merger, to the fullest extent permitted under applicable laws.

Prior to the earlier of the Acceptance Date and the effective time of the Merger, LVB will, or will cause the surviving corporation as of the earlier of the Acceptance Date and the effective time of the Merger to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the earlier of the Acceptance Date and the effective time of the Merger from a carrier with the same or better credit rating as Biomet’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, with benefits and levels of coverage that are at least as favorable as Biomet’s existing policies with respect to matters existing or occurring at or prior to the earlier of the Acceptance Date and the effective time of the Merger. If LVB and the surviving corporation for any reason fail to obtain such “tail” insurance policies as of the earlier of the Acceptance Date and the effective time of the Merger, the surviving corporation will, and LVB will cause the surviving corporation to, either (1) continue to maintain in effect for a period of at least six years from and after the earlier of the Acceptance Date and the effective time of the Merger the directors’ and officers’ liability insurance and fiduciary liability insurance in place as of the Original Date with benefits and levels of coverage at least as favorable as provided in our existing policies as of the Original Date or (2) use reasonable best efforts to purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in our existing policies as of the Original Date (although neither the surviving corporation nor LVB will be required to expend more than an amount per year equal to 300% of the current annual premiums paid by us for such insurance).

Financing

Debt Financing

LVB has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange its debt financing as promptly as practicable on the terms and conditions described in its debt financing commitment, including using reasonable best efforts to:

•	maintain in effect the debt financing commitment, subject to LVB’s replacement and amendment rights;

•

satisfy on a timely basis all conditions applicable to LVB and Purchaser to obtaining the debt financing set forth in the debt financing commitment that are within their control (including by consummating the financing pursuant to the terms of the equity financing commitments and by assisting in the syndication or marketing of the financing contemplated by the debt financing commitment); and

•

enter into definitive financing agreements on the terms and conditions contemplated by the financing commitment or on other terms reasonably acceptable to LVB that would not adversely impact in any material respect the ability of LVB or Purchaser to consummate the transactions contemplated by the Merger Agreement.

If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the debt financing commitment, LVB has agreed to use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less beneficial to LVB and Purchaser in an amount sufficient to consummate the transactions contemplated by the Merger Agreement as promptly as practicable following the occurrence of such event.

LVB is required to give Biomet prompt notice of any material breach by any party to the financing commitments of which LVB or Purchaser becomes aware, or any termination of the financing commitments.

LVB is also required to keep Biomet informed on a reasonably current basis of the status of its efforts to arrange the debt financing and provide copies of all documents related to the debt financing (other than any ancillary documents subject to confidentiality agreements) to Biomet.

Cooperation of Biomet

Prior to the closing, Biomet is required to provide to LVB and Purchaser and to use its reasonable best efforts to cause its officers, employees and advisors, including legal and accounting, to, provide to LVB and Purchaser all cooperation reasonably requested in writing by LVB that is reasonably necessary or customary in connection with the LVB’s financing (provided that such requested cooperation does not unreasonably interfere with the business or operations of Biomet and its subsidiaries), including:

•	participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies;

•

using commercially reasonable efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary or customary in connection with LVB’s financing;

•

using commercially reasonable best efforts to furnish LVB and Purchaser as promptly as reasonably practicable with financial and other pertinent information regarding Biomet and its subsidiaries as may be reasonably requested by LVB in connection with the debt financing and customarily included in private placement memoranda relating to private placements under Rule 144A promulgated under the Securities Act to consummate the offering(s) of debt securities contemplated by LVB’s debt financing commitments at the time during Biomet’s fiscal year such offering(s) will be made as soon as such financial and other information becomes available, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act (other than Rule 3-10 of Regulation S-X and summary quarterly financial information and without giving effect to the executive compensation and related person disclosure rules related to Commission Release Nos. 33-8732A; 34-54302A; IC-27444A), including audits thereof to the extent so required (which audits need to be unqualified);

•

using reasonable best efforts to assist LVB in procuring accountants’ comfort letters and consents, legal opinions, surveys and title insurance and other customary documentation required by the debt financing commitments, in each case as reasonably requested by LVB and, if reasonably requested by LVB or Purchaser, to cooperate with and assist LVB or Purchaser in obtaining such documentation and items;

•

using commercially reasonable efforts to provide monthly financial statements (excluding footnotes) within the time frame, and to the extent, Biomet prepares such financial statements in the ordinary course of business;

•

using reasonable best efforts to assist LVB in procuring the execution and delivery, as of the effective time of the Merger, by the officers of the surviving corporation and its subsidiaries of any customary pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by LVB (including a certificate of the chief financial officer of the surviving corporation or any subsidiary with respect to solvency matters) and otherwise reasonably facilitating, to the extent reasonably requested by LVB, the pledging of collateral (including cooperation, to the extent reasonably requested by LVB, in connection with the pay-off of existing indebtedness and the release of related liens);

•

taking all actions to the extent reasonably requested by LVB necessary to (A) permit the prospective lenders involved in the financing to evaluate Biomet’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; and

•

taking all corporate actions, subject to the occurrence of the closing, reasonably requested by LVB in connection with the consummation of the debt financing by the surviving corporation and its subsidiaries immediately following the effective time of the Merger.

provided that none of Biomet or any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by LVB in connection with the debt financing prior to the effective time of the Merger.

Director Resignations

Biomet has agreed to cause to be delivered to LVB resignations of all the directors of Biomet and its subsidiaries (except to the extent agreed by LVB and the applicable member of the board) to be effective (subject to the provisions described above under “—Directors,” including the requirement that the board of directors of Biomet have at least three independent directions until the effective time of the Merger) upon the earlier of the Share Purchase Date and the consummation of the Merger.

Covenant with Respect to Voting Agreements

To the extent that LVB or Purchaser enters into any voting agreement with any person obligating such person to vote Shares owned by it in favor of the Merger, as promptly as practicable following the request of LVB, Biomet will give stop transfer instructions to the transfer agent for the Shares subject to such voting agreement to the extent specified in such voting agreement and to the extent such Shares to be voted pursuant to the terms of such voting agreement are held of record by the parties to the voting agreement and otherwise to the extent practicable in accordance with the procedures of the transfer agent. For a description of the voting agreement, see “—Voting Agreement” below.

Conditions to the Merger

The obligations of the parties to complete the Merger are subject to the satisfaction or waiver of the following mutual conditions:

•

unless the Merger is consummated as a short form merger, the Merger Agreement must have been approved by the affirmative vote of at least 75% of the votes entitled to be cast by the holders of the outstanding common shares voting together as a single class;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition is in effect preventing, restraining or rendering illegal the consummation of the Merger; and

•	Purchaser shall have accepted for purchase the Shares tendered pursuant to the Offer in accordance with the terms hereof and of the Merger Agreement.

The obligations of LVB and Purchaser to complete the Merger are also subject to the Marketing Period having been completed or waived (provided that if the failure of the Marketing Period to be completed is due to LVB or Purchaser’s failure to comply with its obligations under the Merger Agreement, such condition will be deemed satisfied).

For purposes of the Merger Agreement, “Marketing Period” means the first period of 20 consecutive days after the first to occur of (a) the requirements to consummate a short form merger having been met and (b) the Merger Agreement having been approved by the affirmative vote of at least 75% of the votes entitled to be cast by the holders of the outstanding common shares voting together as a single class, throughout and on the last day of which:

•	LVB and its financing sources have the required financial information described above under “Cooperation of Biomet” from Biomet;

•	nothing has occurred and no condition exists that would cause either of the third or fourth bullet points set forth under “—Conditions to the Offer” below to occur; and

•	the conditions of all of the parties have been satisfied.

Notwithstanding the foregoing, (1) the Marketing Period will end on any earlier date on which LVB consummates the debt financing to be drawn on the closing date of the Merger, (2) the Marketing Period must occur either entirely before or entirely after August 17 through September 3, 2007 and (3) the Marketing Period will not be deemed to have commenced if, prior to the completion of the Marketing Period:

•

Ernst & Young LLP withdraws its audit opinion with respect to any financial statements contained in the required information provided by us to LVB, in which case the Marketing Period will not be deemed to commence at the earliest unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by Ernst & Young LLP or another independent registered accounting firm reasonably acceptable to LVB;

•

Biomet announces any intention to restate any of its financial information included in the required information provided to LVB or any such restatement is under consideration or may be a possibility, in which case the Marketing Period will not be deemed to commence at the earliest unless and until such restatement has been completed and Biomet’s reports with the Commission have been amended or Biomet has announced that it has concluded that no restatement will be required in accordance with GAAP;

•

Biomet is delinquent in filing any report with the Commission, in which case the Marketing Period will not be deemed to commence at the earliest unless and until all such delinquencies have been cured;

•

Biomet has received any material accounting comments from the staff of the Commission on its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as such may be amended, and all such material accounting comments have not been satisfactorily resolved with the Commission staff.

If the financial statements included in the required financial information provided by Biomet to LVB that is available to LVB on the first day of any such 20-consecutive-day period would not be sufficiently current on any day during such 20-consecutive-day period to permit (1) a registration statement using such financial statements to be declared effective by the Commission on the last day of the 20-consecutive-day period or (2) Biomet’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 20-consecutive-day period, then a new 20-consecutive-day period will commence upon LVB receiving updated required financial information from Biomet that would be sufficiently current to permit the actions described in (1) and (2) on the last day of such 20-consecutive-day period.

Conditions to the Offer

For a description of the conditions to the Offer, see “The Offer—Section 13. Conditions to the Offer.”

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Date:

1)	by mutual written consent of Biomet and LVB;

2)	by either Biomet or LVB if:

a)	the Acceptance Date shall not have occurred by 11:59 p.m., New York City time, October 31, 2007 (the “Termination Date”);

b)

at any time after (a) the 60th day following the date of commencement of the Offer in the case of a termination by LVB, or (b) the 90th day following the date of commencement of the Offer in the case of a termination by Biomet, in each case if, as of the then most recent Expiration Date occurring on or after such date, all of the conditions to the Offer (other than the Minimum Condition) were satisfied for at least two consecutive business days prior to such Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition is not satisfied; or

c)	any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger become final and non-appealable.

provided that the right to terminate the Merger Agreement pursuant to the immediately foregoing paragraph 2a, 2b and 2c will not be available to any party that has breached in any material respect its obligations under the Merger Agreement if such breach proximately contributed to the failure of the Acceptance Date or Share Purchase Date to have occurred or the failure of a condition to the consummation of the Merger.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Share Purchase Date by Biomet if:

3)	such termination is effected prior to the Acceptance Date in order to enter into an agreement with respect to a Superior Proposal, but only to the extent Biomet concurrently with such termination pays to LVB the termination fee as described below;

4)	if there has been a breach of any representation, warranty, covenant or agreement made by LVB or Purchaser in the Merger Agreement (other than as described in three immediately following bullet points) which would prevent LVB or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by Biomet to LVB or (ii) two business days prior to the Termination Date; provided that Biomet is not then in breach of the Merger Agreement such that any of the conditions set forth in the third or fourth bullets under “Conditions to the Offer” above would not be satisfied;

5)	if Purchaser fails to commence the Offer within fifteen business days following June 7, 2007 or terminates or makes any change to the Offer in material violation of the terms of the Merger Agreement;

6)

as of any Expiration Date subsequent to the 60th day following the date of commencement of the Offer if (i) all of the conditions set forth under “—Conditions to the Offer” above shall have been satisfied other than fifth and sixth numbered paragraphs under “—Conditions to the Offer” and (ii) LVB and Purchaser fail to accept and make payment with respect to Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement, including because none of LVB, Purchaser or the surviving corporation shall have obtained proceeds pursuant to the debt financing (or alternative debt financing in accordance with the terms of the Merger Agreement) sufficient to consummate the transactions contemplated by the Merger Agreement; or

7)	if (i) all of the conditions set forth in “—Conditions to the Offer” above (other than the delivery of the officer’s certificate referred to in the fifth numbered paragraph thereof) were satisfied or waived for at least two business days prior to an Expiration Date and (ii) LVB and Purchaser fail to accept and make payment with respect to Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Date by LVB if:

8)

Biomet’s board of directors (a) withholds, withdraws or qualifies or modifies, or proposes publicly to withhold, withdraw, qualify or modify in a manner adverse to LVB its recommendation with respect to the

Offer and the Merger described in “—Recommendation” above, (b) recommends to the shareholders an Acquisition Proposal other than the Merger, or (c) fails to include in the Schedule 14D-9 its recommendation described in “—Recommendation” above;

9)	there has been a breach of any representation, warranty, covenant or agreement made by Biomet in the Merger Agreement such that the conditions set forth in third or fourth numbered paragraphs of “—Conditions to the Offer” above would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by LVB to Biomet or (ii) two business days prior to the Termination Date, provided that neither LVB nor Purchaser is then in material breach of the Merger Agreement;

10)

if, as of any Expiration Date subsequent to the 60th day following the date of commencement of the Offer, the condition set forth in the sixth numbered paragraph of “—Conditions to the Offer” above shall have occurred and be continuing, provided that neither LVB nor Purchaser is then in material breach of the Merger Agreement.

Termination Fees and Expenses

Payable by Biomet

Biomet has agreed to reimburse LVB’s out-of-pocket fees and expenses incurred in connection with the Merger Agreement, up to a limit of $40 million, if any party terminates the Merger Agreement pursuant to numbered paragraph 2b above under circumstances in which the termination fee is not then otherwise payable to LVB. If Biomet becomes obligated to pay a termination fee to LVB under the Merger Agreement after payment of such expenses, the amount previously paid to LVB as expense reimbursement will be credited toward the termination fee amount payable to us.

Biomet will become obligated to pay a $272.5 million termination fee to LVB in the following circumstances:

•

In the event that the Merger Agreement is terminated by Biomet pursuant to numbered paragraph 3 or by LVB pursuant to paragraph 8 set forth in “—Termination of the Merger Agreement” above, in which case such fee shall be payable as directed in writing by LVB, at the time of the termination in the case of paragraph 3 set forth in “—Termination of the Merger Agreement” above or promptly (but in any event within two business days following termination) in the case of paragraph 8;

•

In the event that the Merger Agreement is terminated by Biomet or LVB pursuant to numbered paragraph 2a set forth in “—Termination of the Merger Agreement” above, and (x) at any time after June 7, 2007 and prior to the termination an Acquisition Proposal has been publicly announced or publicly made known and not withdrawn and (y) within nine months after such termination Biomet or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same as that originally announced or made known), in which case, (i) in the event that a definitive agreement with respect to an Acquisition Proposal is entered into, on the date of such execution, Biomet shall pay 50% of the termination fee, and on the date of such consummation, Biomet shall pay the balance of such termination fee, and (ii) in the event that an Acquisition Proposal is otherwise consummated, on the date of such consummation, Biomet shall pay the termination fee;

•

In the event that the Merger Agreement is terminated by Biomet or LVB pursuant to numbered paragraph 2b set forth in “—Termination of the Merger Agreement” above, (or, after the Merger Agreement becomes terminable for the reasons set forth in numbered paragraph 2b, Biomet terminates the Merger Agreement for another reason), and (x) after June 7, 2007 and prior to the Expiration Date referred to in numbered paragraph 2b, an Acquisition Proposal has been publicly announced or publicly made known and not withdrawn and (y) within nine months after such termination Biomet or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition

Proposal (whether or not the same as that originally announced or made known), then, (i) in the event that a definitive agreement with respect to an Acquisition Proposal is entered into, on the date of such execution, Biomet shall pay 50% of the termination fee, and on the date of such consummation, Biomet shall pay the balance of such termination fee, and (ii) in the event that an Acquisition Proposal is otherwise consummated, on the date of, and as a condition to, such consummation, Biomet shall pay the termination fee;

•

in the event that the Merger Agreement is terminated by LVB pursuant to numbered paragraph 9 set forth in “—Termination of the Merger Agreement” above, and (x) prior to the breach giving rise to the right of termination, an Acquisition Proposal has been publicly announced or publicly made known and not withdrawn and (y) within nine months after such termination Biomet or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (whether or not the same as that originally announced or made known), then, (i) in the event that a definitive agreement with respect to an Acquisition Proposal is entered into, on the date of such execution, Biomet shall pay 50% of the termination fee, and on the date of such consummation, Biomet shall pay the balance of such termination fee and (ii) in the event that an Acquisition Proposal is otherwise consummated, on the date of such consummation, Biomet shall pay the termination fee.

For purposes of the preceding three bullet points, all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50%.”

Payable by LVB

In the event of termination of the Merger Agreement by Biomet pursuant to numbered paragraphs 5, 6, 7 set forth in “—Termination of the Merger Agreement” above or by LVB pursuant to numbered paragraph 10 set forth in “—Termination of the Merger Agreement” above, LVB shall pay Biomet an amount, by wire transfer of immediately available funds, equal to, without duplication, $272.5 million as promptly as possible (but in any event within two business days) following such termination.

Liability Cap

In no event will Biomet be entitled to monetary damages in excess of $272.5 million, including payment by LVB of the termination fee payable by it described above, if applicable, for losses or damages arising from or in connection with breaches by LVB and Purchaser of their obligations under the Merger Agreement or arising from any other claim or cause of action under the Merger Agreement. Other than claims for monetary damages against LVB and Purchaser pursuant to the Merger Agreement and subject to this cap (or against the investors in LVB to recover their pro rata shares of any such monetary damages), Biomet has agreed that it will not bring any claim against LVB, Purchaser, the investors in Holding or the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any of LVB, Purchaser or any of the investors in Holding. Any termination fee paid or payable by LVB to Biomet with respect to a termination of this Agreement by Biomet pursuant to numbered paragraph 7 set forth in “—Termination of the Merger Agreement” above, and the amount paid or payable by guarantors pursuant to the amended limited guarantees with respect thereto and any other monetary damages paid or payable by LVB or its affiliates to Biomet related thereto, shall be reduced by the amount of damages or losses paid to shareholders of Biomet by LVB or the guarantors with respect to any litigation arising from LVB’s failure to accept and make payment with respect to Shares validly tendered and not withdrawn pursuant to the Offer.

Modification or Amendment

Subject to the provisions of applicable law, at any time prior to the effective time of the Merger, the parties may modify or amend the Merger Agreement by written agreement among the parties, provided, however, that, after the Acceptance Date but prior to approval of the Merger Agreement by Biomet’s shareholders, the Merger Agreement may not be amended in a manner that would adversely affect the right of Biomet’s shareholders to receive the Merger Consideration.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable damage will occur in the event that (i) any of the provisions of the Merger Agreement are not performed by Biomet in accordance with their specific terms or were otherwise breached or (ii) on or after the Acceptance Date, LVB or Purchaser are in material breach of their obligations under the Merger Agreement to consummate the Closing. LVB and Purchaser, in the case of clause (i), and Biomet, in the case of clause (ii), are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity. Biomet is not otherwise entitled to an injunction or injunctions to prevent breaches of the Merger Agreement by LVB or Purchaser.

Limited Guarantees

In connection with the Merger Agreement, each current equity investor in Holding is providing Biomet an amended and restated limited guarantee of payment of 25% of the termination fee payable by LVB, if any, and LVB’s and Purchaser’s obligation for breach of the Merger Agreement, subject to the terms and limitations thereof, up to a maximum amount equal to $68.125 million, plus any amount payable by Biomet for reasonable out-of-pocket expenses (including reasonable fees of counsel) incurred by Biomet in any proceeding in which Biomet successfully defends against certain claims made by the investor regarding the limited guarantee. Each amended and restated limited guarantee will remain in full force and effect until the earliest of (1) the effective time of the Merger, (2) termination of the Merger Agreement in accordance with its terms by mutual consent of LVB and Biomet under circumstances set forth in the Merger Agreement in which LVB and Purchaser would not be obligated to pay the termination fee payable by LVB or otherwise make payments pursuant to the Merger Agreement, (3) June 7, 2009, provided that the limited guarantee will not terminate as to any claim for which notice has been given to the guarantor prior to June 7, 2009 until final resolution of such claim, and (4) 180 days after termination of the Merger Agreement pursuant to which LVB and Purchaser are obligated to make termination payments, provided that the limited guarantee will not terminate as to any claim for payments for which notice has been given to the respective guarantor prior to such 180th day until final resolution of such claim. However, if Biomet brings certain legal claims relating to certain provisions of a limited guarantee with respect to the Offer, the Merger and related transactions, then (1) the investor’s obligations under the limited guarantee may terminate, (2) the investor may be entitled to recover certain payments previously made to Biomet under the limited guarantee and (3) neither the investor nor certain other non-recourse parties (as defined in the limited guarantee) may be liable to Biomet with respect to the transactions contemplated by the Merger Agreement or under certain documents entered into in connection with the Offer or the Merger. The limited guarantee is Biomet’s sole recourse against each guarantor.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see —”The Merger Agreement—Conditions to Consummation of the Merger”), LVB, which owns 100 percent of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by LVB subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable Nasdaq rules and regulations regarding director independence, Biomet has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Biomet to consist of persons designated by Purchaser (see “The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Biomet, LVB indirectly will be able to influence decisions of the board of directors of Biomet and the decisions of Purchaser as a shareholder of Biomet. This concentration of influence in one shareholder may adversely affect the market value of the Shares.

Following the consummation of the Offer and until the Merger is consummated, shareholders of Biomet, other than those affiliated with LVB, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

Voting Agreement

On June 7, 2006, prior to the execution of Merger Agreement, LVB entered into a voting agreement with Dane A. Miller, Ph.D and his wife, Mary Louise Miller. Pursuant to the voting agreement and in consideration of LVB’s willingness to enter into the Merger Agreement, Dr. and Mrs. Miller agreed that during the time that the voting agreement is in effect, at any meeting of the shareholders of Biomet, however called, and at every adjournment or postponement thereof, with respect to outstanding Shares owned beneficially or of record by Dr. and Mrs. Miller, Dr. and Mrs. Miller (individually and jointly) will: (i) appear at such meeting or otherwise cause their Shares to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted their Shares in favor of the Merger and the approval and adoption by the Company’s shareholders of the “plan of merger” (as such term is used in Section 23-1-40 of the IBCL) contained in the Merger Agreement, and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, their Shares against any proposal, action or transaction involving Biomet or any of its shareholders that could reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the voting agreement, the Millers have appointed LVB as their attorney and proxy in accordance with the IBCL, with full power of substitution and resubstitution, to vote the Shares owned beneficially or of record by them (individually and jointly) as indicated in the immediately foregoing sentence. Such proxy will expire automatically and without further action by the parties upon termination of the voting agreement. The voting agreement will terminate immediately upon the earliest of: (a) the effective time of the Merger; (b) the termination of the Merger Agreement; and (c) the mutual agreement of the parties to terminate the voting agreement. According to the voting agreement, as of the date of the voting agreement, Dr. and Mrs. Miller owned, individually or collectively and in the aggregate, 5,723,595 Shares, representing approximately 2.3% of the total number of outstanding Shares as of June 1, 2007. Any Shares acquired by Dr. and/or Mrs. Miller after the date of the voting agreement and prior to the termination voting agreement will also be subject to the voting agreement.

The Confidentiality Agreements

Biomet and each of the members of the Sponsor Group, or their respective affiliates, entered into a confidentiality agreement, dated as of October 3, 2006 (the "Confidentiality Agreement"), in connection with the consideration of a possible negotiated transaction involving Biomet. Under the Confidentiality Agreement, the Sponsor Group parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning Biomet and the Sponsor Group agreed to certain "standstill" and employee non-solicitation provisions for the protection of Biomet. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibits (d)(1)(B) through (d)(1)(E) hereto and is incorporated herein by Reference.

12. Source and Amount of Funds

We estimate that the total amount of funds necessary to purchase Shares tendered pursuant to the Offer and to pay related fees and expenses will be up to approximately $11.37 billion, which will be funded by a combination of debt financing and equity financing provided by the current equity investors in LVB and other co-investors that it may identify (which may include one or more existing holders of Biomet common shares). Funding of the debt and equity financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the financing will be provided.

The proceeds of the debt commitments and equity commitments together will be sufficient to pay the purchase price for all Shares tendered in the Offer and all related fees and expenses (and will be sufficient, together with cash on hand of the surviving corporation, to consummate the Merger, refinance certain of Biomet’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger). The equity and debt financing commitments are subject to certain conditions and in the event that Purchaser does not receive the proceeds of the debt financing commitments, we will not be obligated to purchase your Shares in the Offer. In the event that Purchaser does not receive the proceeds of the debt financing at the expiration of the Offer (or any extension thereof) and at such time all other conditions to the Offer have been or are capable of being satisfied, we will be obligated to pay Biomet a termination fee of $272.5 million upon termination of the Merger Agreement in certain circumstances.

Equity Financing

The current equity investors in LVB have collectively agreed to cause up to $5.71 billion of cash to be contributed to Holding, which will constitute the equity portion of the financing for the Offer and the Merger. No such investor may assign its equity commitment without the prior written consent of Holding, except that, subject to certain conditions, each investor may assign all or a portion of its equity commitment obligation to its affiliates or to one or more private equity funds sponsored or managed by its affiliates. The commitment of each such investor to Holding pursuant to the equity commitment letters are as follows:

Blackstone Capital Partners V L.P.	$1,427,500,000

GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P.	$1,427,500,000

KKR 2006 Fund L.P.	$1,427,500,000

TPG Partners V, L.P.	$1,427,500,000

Holding has committed to make or secure an aggregate capital contribution of up to $5.71 billion to LVB, which owns all of the outstanding equity interests in Purchaser, and LVB has in turn committed to provide or cause to be provided to Purchaser the funds necessary to purchase any shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Each of the equity commitments described above is generally subject to the satisfaction or waiver of all of the conditions set forth in the Merger Agreement to the obligations of LVB and Purchaser to consummate the Offer. Each of the equity commitment letters will terminate automatically upon the earliest to occur of (a) the Acceptance Date, (b) the valid termination of the Merger Agreement in accordance with its terms or (c) the assertion of a claim by Biomet or any of its affiliates against any of the investors under any of the limited guarantees (described below) or against any of the investors or any affiliates thereof (other than LVB and Purchaser) in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement or the equity commitments.

Debt Financing

LVB has received a debt commitment letter, dated as of June 12, 2007, from Banc of America Securities LLC (“BAS”), Bank of America, N.A. (“BOA”), Banc of America Bridge LLC (“BAB”), Goldman Sachs Credit Partners L.P. (“GSCP”), Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC (collectively, the “Debt Financing Sources”) to provide the following, subject to the conditions set forth in the debt commitment letter:

•

to Purchaser (and the surviving corporation of the Merger) (the “Tender Facility Borrower”), up to $6.165 billion of a senior secured tender offer facility (the “Tender Facility”), which will be available to finance a portion of the Offer (and to finance any merger) and pay related fees and expenses and to pay interest and fees on the Tender Facility as and when needed);

•

to Purchaser or the surviving corporation of the Merger (the “Borrower”), up to $4.35 billion of senior secured credit facilities (not all of which is expected to be drawn at closing of such facilities) for the purpose of refinancing the Tender Facility on or after the consummation of the Merger, financing the Merger, repaying or refinancing certain existing indebtedness of Biomet and its subsidiaries, paying fees and expenses incurred in connection with the Offer and the Merger and for providing ongoing working capital and for other general corporate purposes of the surviving corporation and its subsidiaries;

•

to Borrower, up to $775.0 million of senior unsecured cash pay bridge loans for the purpose of refinancing the Tender Facility on or after the consummation of the Merger, financing the Merger, repaying or refinancing certain existing indebtedness of Biomet and its subsidiaries and paying fees and expenses incurred in connection with the Merger;

•

to Borrower, up to $775.0 million of senior unsecured PIK option bridge loans for the purpose of refinancing the Tender Facility on or after the consummation of the Merger, financing the Merger, repaying or refinancing certain existing indebtedness of Biomet and its subsidiaries and paying fees and expenses incurred in connection with the Merger; and

•

to Borrower, up to $1.015 billion of senior subordinated bridge loans for the purpose of refinancing the Tender Facility on or after the consummation of the Merger, financing the Merger, repaying or refinancing certain existing indebtedness of Biomet and its subsidiaries and paying fees and expenses incurred in connection with the Merger.

The commitment of the Debt Financing Sources with respect to the Tender Facility expires upon the earliest to occur of (A) the execution and delivery of the definitive documentation relating to the Tender Facility by all of the parties thereto, (B) the date on which this Offer is abandoned, withdrawn or terminated and (C) the Termination Date as defined in the Merger Agreement (or such earlier date on which the Merger Agreement terminates). The commitment of the Debt Financing Sources with respect to the Cash Flow Facilities, the Asset-Based Credit Facility and the Bridge Facility (each as described below) expires upon the earliest to occur of (A) the termination of the commitment for the Tender Facility pursuant to clause (B) or (C) of the previous sentence, (B) the execution and delivery of the definitive documentation relating to such facilities by all of the parties thereto or (C) June 6, 2008. The documentation governing the debt financings has not been finalized and, accordingly, their actual terms may differ from those described in this document. LVB has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the debt commitment letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter, LVB must use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the Offer and the Merger and other transactions contemplated by the Merger Agreement on terms that are not materially less favorable in the aggregate to LVB than as contemplated by the debt commitment letter as promptly as practicable following the occurrence of such event.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available as anticipated.

Tender Facility.

The Tender Facility will consist of a $6.165 billion term loan facility maturing on June 6, 2008. The Tender Facility permits the Tender Facility Borrower to make additional drawings after the Tender Closing Date (as defined below) in minimum amounts to be agreed. No alternative financing arrangements or alternative financing plans have been made in the event that the Tender Facility is not available as anticipated.

Conditions. The availability of the Tender Facility is subject to certain conditions, including (i) the conditions to Purchaser’s obligations to purchase the Shares pursuant to the Offer in accordance with the Merger Agreement having been satisfied in all material respects without waiver or amendment of any material provisions thereof (other than the conditions set forth in paragraph (f) of Annex A to the Merger Agreement relating to the availability of the debt financing) and the terms of the Merger Agreement not having been amended or waived (in each case other than any such waivers or amendments as are not, taken as a whole, materially adverse to Debt Financing Sources) unless consented to by the Joint Lead Arrangers (as defined below)), (ii) Purchaser having accepted for purchase Shares pursuant to the Offer representing at least the Adjusted Minimum Number (as defined in the Merger Agreement), (iii) the equity contributions having been made, (iv) customary information delivery and documentation requirements having been satisfied, (v) after giving effect to each borrowing thereunder, the amount outstanding under the Tender Facility being no more than 50% of the then current market value of the Shares securing the Tender Facility and (vi) following the initial borrowing under the Tender Facility, absence of defaults. The only representations and warranties (and related defaults) relating to Biomet, its subsidiaries and their businesses the making of which shall be a condition to the availability of the Tender Facility on the date on which the conditions listed above in clauses (i) through (v) are satisfied (the “Tender Closing Date”) shall be such of the representations and warranties made by Biomet in the Merger Agreement as are material to the interests of the lenders, but only to the extent that LVB has the right to terminate its obligations under the Merger Agreement as a result of a breach of such representations and warranties, as well as representations of the Tender Facility Borrower relating to corporate power and authority, the enforceability of the definitive documentation for the Tender Facility, Federal Reserve margin regulations and the Investment Company Act.

Roles. BAS and GSCP have been appointed as joint lead arrangers for the Tender Facility. BAS, GSCP, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have been appointed as joint bookrunners and Wachovia Capital Markets, LLC has been appointed as co-manager for the Tender Facility. Bank of America, N.A. has been appointed as administrative agent, GSCP has been appointed as syndication agent and Bear Stearns Corporate Lending Inc., Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation have been appointed as co-documentation agents for the Tender Facility.

Interest Rates. Amounts outstanding under the Tender Facility will bear interest at a rate equal to, at our option (i) an alternate base rate plus a spread or (ii) an adjusted London interbank offer rate plus a spread. We expect the spreads to be 1.25% with respect to ABR loans and 2.25% with respect to LIBOR loans, provided that the applicable spread will increase by 0.25% at the end of the first sixth-month period after the Tender Closing Date.

Prepayments and Amortization. The Tender Facility Borrower will be permitted to make voluntary prepayments with respect to the Tender Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). There will be no amortization of the Tender Facility.

Guarantors. The obligations of the Tender Facility Borrower under the Tender Facility will not be guaranteed.

Security. The obligations of the Tender Facility Borrower under the Tender Facility will be secured (on a first priority basis) by a perfected lien on, and pledge of, and security interest in the Shares owned by the Tender Facility Borrower.

Other Terms. The Tender Facility will contain representations and warranties and affirmative covenants, in each case consistent with documentation for transactions of this type for companies owned by major private equity sponsors. In addition, prior to the consummation of the Merger, the Tender Facility Borrower will limit the scope of its activities to activities related to the Transactions and will not hold material assets other than the Shares. Certain negative covenants will apply to the surviving corporation following the consummation of the Merger.

Permanent Credit Facilities

The availability of the Cash Flow Facilities, the Asset-Based Credit Facility and the Bridge Facilities is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments or waivers by Parent that are material and adverse to the lenders under such facilities without the consent of the joint lead arrangers thereunder), payment of required fees and expenses, the funding of the equity financing, the refinancing of certain of our existing debt and the absence of certain types of other debt, delivery of certain historical and pro forma financial information, cooperation from Parent and its affiliates in marketing the notes, the execution of certain guarantees and the creation of security interests and the negotiation, execution and delivery of definitive documentation.

Senior Secured Term and Cash Flow Revolving Credit Facilities (the “Cash Flow Facilities”)

The Cash Flow Facilities will consist of a (1) $3.60 billion term loan facility with a term of seven and a half years and (2) a cash flow revolving credit facility with a term of six years equal to $750.0 million minus the estimated amount of the borrowing base availability on the closing date under the Asset-Based Credit Facility.

Roles. BAS and GSCP have been appointed as joint lead arrangers for the Cash Flow Facilities. BAS, GSCP, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have been appointed as joint bookrunners and Wachovia Capital Markets, LLC has been appointed as co-manager for the Cash Flow Facilities. Bank of America, N.A. has been appointed as administrative agent, GSCP has been appointed as syndication agent and Bear Stearns Corporate Lending Inc., Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation have been appointed as co-documentation agents for the Cash Flow Facilities.

Interest Rate. Loans under the Cash Flow Facilities are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted London interbank offer rate or an alternate base rate, in each case plus a spread. After the Borrower’s delivery of financial statements with respect to at least one full fiscal quarter ending after the effective date of the Merger, interest rates under the Cash Flow Facilities shall be subject to decreases based on a senior secured leverage ratio (which means the ratio of the Borrower’s total net senior secured debt to adjusted EBITDA) and shall be as agreed upon between the Borrower and the Debt Financing Sources.

Prepayments and Amortization. Borrower will be permitted to make voluntary prepayments with respect to the Cash Flow Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the Cash Flow Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date.

Guarantors. All obligations under the Cash Flow Facilities and under any interest rate protection or other hedging arrangement entered into with a lender or any of its affiliates will be unconditionally guaranteed jointly and severally by Parent and each of the existing and future direct and indirect, wholly-owned domestic subsidiaries of the Borrower (other than certain subsidiaries to be mutually agreed upon).

Security. The obligations of the Borrower and the guarantors under the Cash Flow Facilities and the guarantees, and under any interest rate protection or other hedging arrangement entered into with a lender or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions, (1) on a first-lien basis, by all the capital stock of the Borrower and its subsidiaries (limited, in the case of foreign subsidiaries, to 100% of the non-voting capital stock and 65% of the voting capital stock of such subsidiaries) directly held by the Borrower or any guarantor, (2) on a first-lien basis, by substantially all present and future assets of the Borrower and each guarantor (other than account receivables, inventory, cash, deposit accounts and the intangible assets and proceeds relating to such account receivables, inventory, cash and deposit accounts) and (3) on a second lien basis, all account receivables, inventory, cash, deposit accounts and the intangible assets and proceeds relating to such account receivables, inventory, cash and deposit accounts. If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Cash Flow Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be agreed upon.

Other Terms. The Cash Flow Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Cash Flow Facilities will also include customary events of defaults including a change of control to be defined.

Senior Secured Asset-Based Revolving Credit Facility (the “Asset-Based Credit Facility”)

The Asset-Based Credit Facility will have a term of six years and aggregate commitments equal to the estimated amount of the borrowing base availability on the closing date under the Asset-Based Credit Facility, such commitments not to exceed $750.0 million. Availability under the Asset-Based Credit Facility will be subject to a borrowing base.

Roles. BAS and GSCP have been appointed as joint lead arrangers for the Asset-Based Credit Facility. BAS, GSCP, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have been appointed as joint bookrunners and Wachovia Capital Markets, LLC has been appointed as co-manager for the Asset-Based Credit Facility. Bank of America, N.A. has been appointed as administrative agent, GSCP has been appointed as syndication agent and Bear Stearns Corporate Lending Inc., Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation have been appointed as co-documentation agents for the Asset-Based Credit Facility.

Interest Rate. Loans under the Asset-Based Credit Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted London interbank offer rate or an alternate base rate, in each case plus a spread. After the Borrower’s delivery of financial statements with respect to at least one full fiscal quarter ending after the effective date of the Merger, interest rates under the Asset-Based Credit Facility shall be subject to decreases based on a senior secured leverage ratio (which means the ratio of the Borrower’s total net senior secured debt to adjusted EBITDA) and shall be as agreed upon between the Borrower and the administrative agent.

Guarantors. All obligations under the Asset-Based Credit Facility will be unconditionally guaranteed jointly and severally by Parent and each of the existing and future direct and indirect, wholly-owned domestic subsidiaries of the Borrower (other than certain subsidiaries to be mutually agreed upon).

Security. The obligations of the Borrower and the guarantors under the Asset-Based Credit Facility and the guarantees will be secured, subject to permitted liens and other agreed upon exceptions, on a first-lien basis, by all account receivables, inventory, cash, deposit accounts and the intangible assets and proceeds relating to such account receivables, inventory, cash and deposit accounts. If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Asset-Based Credit Facility on the closing date, but instead will be required to be delivered following the closing date.

Other Terms. The Asset-Based Credit Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Asset-Based Credit Facility will also include customary events of defaults, including a change of control to be defined.

Bridge Facilities

The Borrower is expected to issue up to $2.565 billion aggregate principal amount of senior unsecured notes and/or senior subordinated unsecured notes. The notes will not be registered under the Securities Act and may not be offered in the United States absent registration or an applicable exemption from registration requirements.

If the offering of notes by the Borrower is not completed on or prior to the closing of the Cash Flow Facilities and the Asset-Based Credit Facility, the Debt Financing Sources have committed to provide up to $2.565 billion in loans comprised of (1) a senior unsecured cash pay bridge facility of up to $775.0 million, (2) a senior unsecured PIK option bridge facility of up to $775.0 million and (3) a senior subordinated bridge facility of up to $1.015 billion (collectively, the “Bridge Facilities”). The Borrower would be the borrower under each Bridge Facility. The Bridge Facilities will be guaranteed (on a senior subordinated basis, in the case of the senior subordinated bridge facility) by the domestic subsidiaries of the surviving corporation that guarantee the Asset-Based Credit Facility and the Cash Flow Facilities.

BAS and GSCP have been appointed as joint lead arrangers for each of the Bridge Facilities. BAS, GSCP, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC have been appointed as joint bookrunners and Bear, Stearns & Co. Inc. has been appointed as co-manager for the Bridge Facilities. Banc of America Bridge LLC has been appointed as administrative agent, GSCP has been appointed as syndication agent and Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and Wachovia Capital Markets, LLC have been appointed as co-documentation agents for the Bridge Facilities.

13. Conditions of the Offer

Notwithstanding any other provisions of the Offer, Purchaser shall not be required to, and LVB shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to LVB’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulation) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares, if (i) the Minimum Condition is not satisfied or (ii) at any time on or after June 7, 2007 and prior to the Expiration Date, any of the following events has occurred and is continuing:

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there is any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition in effect preventing, restraining or rendering illegal the consummation of the Offer or the Merger;

•	the Merger Agreement has been terminated by Biomet, Purchaser or LVB in accordance with its terms;

•

(i) the representation and warranty of Biomet set forth in the Merger Agreement that there has not been a Material Adverse Effect since May 31, 2006 shall not be true and correct in all respects as of June 7, 2007 and as of the Expiration Date as though made on and as of such date; (ii) any of the representations and warranties of Biomet set forth in the Merger Agreement relating to capital structure, corporate authority, approval and fairness, takeover statutes and brokers and finders shall not be true and correct in all material respects as of June 7, 2007 and as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date); or (iii) any of the other representations and warranties of Biomet set forth in the Merger Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Material Adverse Effect) shall not be true and correct as of the Original Date, and any Expiration Date (except for Biomet’s representations and warranties with respect to organization, good standing and qualification, governmental filings; no violations, certain contracts, company reports, financial statements, rights agreement, and the Schedule 14D-9, Offer Documents, Proxy Statement and Other Filings, which must be true as of June 7, 2007 and as of any Expiration Date) as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect;

•

Biomet has failed to perform in all material respects any of its obligations required to be performed by it under the Merger Agreement, and such failure to perform has not been cured prior to the Expiration Date;

•	LVB and Purchaser have not received a certificate signed on behalf of Biomet by a senior executive officer of Biomet attesting to the condition set forth in clauses 3 and 4 above; or

•

the financing for the Offer is not available for borrowing in connection with consummation of the Offer (or the lenders party to the other debt financing commitments shall have advised LVB or Purchaser that any portion of the remainder of the debt financing will not be available at the effective time of the Merger), in either case on the terms and conditions set forth in the Debt Financing Commitments, or upon terms and conditions that are no less favorable, in the aggregate, to LVB and Purchaser.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by LVB or Purchaser, other than action or inaction in breach of the Merger Agreement (including the failure to have used such efforts as may be required by certain provisions of the Merger Agreement) giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of Purchaser and subject to the terms of the Merger Agreement), and the applicable rules and regulations of the Commission. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right may be deemed an ongoing right that may be asserted at any time and from time to time.

Purchaser may reduce the Minimum Condition to give effect to the Adjusted Minimum Number by giving notice to Biomet, but does not intend to extend the expiration of the Offer in such event.

14. Dividends and Distributions

As discussed in “—Section 11. Purpose of the Offer and Plans for Biomet; Merger Agreement” above, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, Biomet shall not, and shall not permit any of its subsidiaries to, without the prior approval of LVB, (a) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned subsidiary to Biomet or to any other direct or indirect wholly-owned subsidiary) or enter into any agreement with respect to the voting of its capital stock, (b) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock or securities convertible into or exchangeable into or exercisable for any shares of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any of Biomet’s common shares tendered by current or former employees or directors in connection with the exercise of Biomet stock options).

15. Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, we are not aware of any licenses or other regulatory permits that appear to be material to Biomet’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser, Holding or LVB pursuant to the Offer. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares.

Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), certain acquisitions may not be consummated unless certain information has been furnished to the Federal Trade Commission and the Department of Justice, and one or more specified waiting periods expire or are earlier terminated. The parties to the Merger Agreement filed the required notifications and reports under the HSR Act with the Federal Trade Commission and the Department of Justice on January 17, 2007. The parties to the Merger Agreement are also required to comply with the antitrust laws of the European Union. The parties were granted early termination of the waiting period under the HSR Act for the Original Merger Agreement and related transactions on February 15, 2007, and no approval of the antitrust authorities in the European Union is required in connection with the Offer or the Merger. In connection with the Original Merger Agreement, LVB and Purchaser made a filing with, and on May 10, 2007 received clearance from, the Brazilian Conselho Administrativo De Defesa Econômica.

Shareholder Approval. Biomet has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Biomet and the consummation by Biomet of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the board of directors of Biomet, and that no other corporate proceedings on the part of Biomet are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than the adoption of the “plan of merger” (as such term is used in Section 23-1-40 of the IBCL) contained in the Merger Agreement by the holders of at least 75% of the outstanding Shares entitled to vote prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the IBCL. According to Biomet’s certificate of incorporation, the Shares are the only securities of Biomet that entitle the holders thereof to voting rights. If following our purchase of Shares pursuant to the Offer, our and our affiliates’ ownership, together with shares whose holders have agreed with us pursuant to a voting agreement to vote their Shares to approve the merger, would represent at least 75% of the outstanding shares, we will be able to effect the Merger without the affirmative vote of any other shareholder of Biomet.

Short-Form Merger. The IBCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of either entity. Accordingly, if as a result of the Offer, the top-up option or otherwise, we directly or indirectly own at least 90% of the Shares, we could, and (subject to the satisfaction of waiver if the conditions to its obligations to effect the Merger contained in the Merger Agreement) are obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other shareholder of Biomet if permitted to do so under the IBCL. Even if we do not own 90% of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market, from Biomet or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer.

Indiana Takeover Laws. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” (an Indiana corporation that has 100 or more shareholders) to engage in any combination with an “interested shareholder” (generally, a shareholder owning 10% or more of the voting power of a corporation’s outstanding voting shares or any affiliate or associate thereof) for five years after the interested shareholder’s date of acquiring shares, unless, among other exceptions, the combination or the purchase of shares by the interested shareholder is approved by the board of directors of the resident domestic corporation before the interested shareholder’s date of acquiring shares. We understand from information provided to us by Biomet, that Biomet’s board of directors has taken all necessary steps to approve LVB and Purchaser becoming, pursuant to the Merger, the Merger Agreement and/or the acquisition of Shares pursuant to the Offer and the Merger Agreement, “interested shareholders” and to cause Chapter 43 of the IBCL to be inapplicable to the Merger, the Merger Agreement and the acquisition of Shares pursuant to the Offer and the Merger Agreement.

Chapter 42 of the IBCL gives the disinterested shareholders of certain Indiana corporations a right to vote collectively on whether or not to accord voting power to shares that would give their acquirer a significant level of influence or control over the future governance of the corporation. Under the IBCL, a person who makes a “control share acquisition” (generally, an acquisition that, when added to all other shares owned by that person, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors in excess of 20%) of an “issuing public corporation” (an Indiana corporation with 100 or more shareholders and principal place of business or substantial assets within Indiana and certain other criteria) may not exercise voting rights on any of the shares acquired in the “control share acquisition” unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares.

The provisions of Chapter 42 of the IBCL do not apply, however, if, before a “control share acquisition” is made, the corporation’s articles of incorporation or by-laws (including a board-adopted by-law) provide that they do not apply. We understand from information provided to us by Biomet, that Biomet has amended its by-laws to provide that Chapter 42 of the IBCL is not applicable to Biomet.

In addition, the Indiana Takeover Offers Act provides that a person shall not make a takeover offer (defined to include a tender offer for more than 10% of any class of outstanding equity securities of an Indiana corporation with more than 75 shareholders, with its principal place of business in Indiana and with substantial assets in Indiana) unless the following conditions are satisfied:

•

a statement which consists of each document required to be filed with the Commission and certain other certifications by the offeror are filed with the Indiana Securities Commissioner and delivered to the president of the target company before making the takeover offer;

•	a consent to service of process and the requisite filing fee accompanies the statement filed with the Indiana Securities Commissioner;

•	the takeover offer is made to all offerees holding the same class of equity securities on substantially equivalent terms;

•	a hearing is held within 20 business days after the statement and certifications filed with the Indiana Securities Commissioner described above are filed; and

•	the Indiana Securities Commissioner does not find that the takeover statement described above fails to provide full and fair disclosure of all material information related to the offer.

The purchase of Shares in the Offer is subject to the foregoing requirements. On June 13, 2007, prior to the commencement of this Offer, we filed the required documents with and paid the required fee to the Indiana Securities Commissioner and delivered them to the president of Biomet.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated outside those states but that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Chapter 43 of the IBCL and the Indiana Takeover Offers Act) purport to apply to the Offer or the Merger, we believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, we have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we and LVB may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See “—Section 13. Conditions of the Offer.”

Dissenters’ Rights. No dissenters’ rights are expected to be available to holders of Shares in connection with the Offer or the Merger. Chapter 44 of the IBCL provides that, so long as the Shares are registered on a U.S. securities exchange registered under the Exchange Act or traded on the NASDAQ National Market System or a similar market, shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not so registered or traded on the record date for any shareholders’ meeting called to vote on the Merger (if any such vote is required), holders of Shares at the Effective Time of the Merger will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions. To obtain fair value, a dissenting shareholder must notify Biomet in writing of his or her intent to dissent, not vote in favor of the Merger and comply with other requirements under Indiana law. Fair value means the value of the Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless that exclusion would be inequitable. Fair value could be more or less than the price per Share to be paid in the Merger. See “—Section 7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Securities Exchange Act Registration; Margin Regulations.”

The foregoing summary of the rights of dissenting shareholders under the IBCL does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights under Indiana law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Indiana law which will be set forth in their entirety in the proxy statement or information statement for the Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Indiana law and is qualified in its entirety by reference to Indiana law.

Litigation. Following the public announcement of the proposed transaction contemplated by the Original Merger Agreement, a purported class-action lawsuit captioned Long, et al. v. Hann, et al., was filed on

December 20, 2006 in Indiana State court in the County of Kosciusko. The lawsuit names as defendants each member of the Biomet board of directors at the time, Dane Miller, Ph.D. and Blackstone Capital Partners V L.P., KKR 2006 Fund L.P., Goldman Sachs Investments Ltd. and TPG Partners V, L.P. The complaint alleges, among other things, that the defendants breached, or aided and abetted the breach of, fiduciary duties owed to Biomet shareholders by Biomet’s directors in connection with, among other things, Biomet’s entry into the Original Merger Agreement. The complaint seeks, among other relief, class certification of the lawsuit, a declaration that the Original Merger Agreement was entered into in breach of the fiduciary duties of the defendants, an injunction preventing the defendants from proceeding with the merger unless and until the defendants implement procedures to obtain the highest possible sale price, an order directing the defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Biomet’s shareholders until the process for a sale of Biomet is completed and the highest price is obtained, an order directing the defendants to exercise their fiduciary duty to disclose all material information in their possession concerning the merger contemplated by the Original Merger Agreement prior to the shareholder vote, including Biomet’s fiscal year 2007 second quarter financial results, imposition of a constructive trust upon any benefits improperly received by the defendants, an award of attorneys’ fees and expenses and such other relief as the court might find just and proper. On March 29 and 30, 2007, the defendants filed motions to dismiss the plaintiffs’ complaint, and these motions are currently pending before the court.

On January 2, 2007, a purported class action lawsuit captioned Gervasio v. Biomet, Inc., et al., was filed in the Supreme Court for the State of New York, New York County. A virtually identical action was filed on January 9, 2007, captioned Corry v. Biomet, Inc., et al., in the same court. Both of these lawsuits named as defendants Biomet, each member of its board of directors at the time, Dane Miller, Ph.D., The Blackstone Group L.P., Kohlberg Kravis Roberts & Co., Goldman Sachs Capital Partners and Texas Pacific Group. The lawsuits made essentially the same claims and sought the same relief as in the Long action described above. On January 29, 2007, defendants filed a joint motion to dismiss Gervasio. On February 14, 2007, the plaintiff in Corry voluntarily discontinued his lawsuit and informed defendants that he intended to intervene in Gervasio. On March 26, 2007, the court granted defendants’ motion to dismiss Gervasio.

On May 31, 2007, Biomet and the Sponsor Group entered into a memorandum of understanding regarding the settlement of these class action lawsuits with the plaintiffs. Each of Biomet and the other defendants has denied all of the allegations in these lawsuits, including any allegation that Biomet’s Merger-related disclosures were false, misleading or incomplete in any way. Pursuant to the terms of the settlement, Biomet agreed to make available meaningful additional information, including financial information, to its shareholders. Such additional information was contained in its Current Report on Form 8-K filed on May 31, 2007. See “—Section 8. Certain Information Concerning Biomet.” In return, the plaintiffs agreed to the dismissal of the actions. In addition, the Sponsor Group agreed to cause Biomet (or its successors) to pay the legal fees and expenses of plaintiffs’ counsel, in an amount of $600,000 in the aggregate, subject to certain conditions, including approval by the court. This payment will not affect the amount of consideration to be paid in the Offer or the Merger.

Two shareholder-derivative complaints were filed against Biomet’s current and former directors and officers related to the Company’s stock-option grants. They assert a variety of claims including claims of unjust enrichment, breach of fiduciary duty, violations of Indiana Code § 23-1-35-1, abuse of control, gross mismanagement, waste of corporate assets, constructive fraud, and violation of the federal securities laws. They seek a variety of remedies, including an accounting, rescission, imposition of a constructive trust, an order directing Biomet to take necessary actions to reform and improve its corporate governance, equitable and injunctive relief impounding the proceeds of defendants’ trading activities, disgorgement of all profits and benefits from improper backdating of stock options grants, costs and disbursements of the action, punitive damages, and other equitable and injunctive relief as permitted by law. Pursuant to Indiana law, if the Merger is consummated, and the Company’s current shareholders lose their status as shareholders, the Company believes they would likely lose any ability to prosecute or partake of any recovery with regard to these suits.

16. Fees and Expenses

We have retained the Dealer Managers, the Depositary and the Information Agent in connection with the Offer. Each of the Dealer Managers, the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies upon request for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

Each Dealer Manager in the ordinary course of its business purchases and/or sells Biomet securities, including the Shares, for its own account and for the account of its customers. As a result, each Dealer Manager at any time may own certain of Biomet’s equity securities, including the Shares. In addition, each Dealer Manager may tender Shares into the Offer for its own account.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and LVB have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in “—Section 8. Certain Information Concerning Biomet” under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of LVB or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of LVB, Purchaser, Biomet or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

LVB Acquisition Merger Sub, Inc.

June 13, 2007

Schedule A

Information Relating to Purchaser, LVB, Holding and Certain Related Persons

Executive Directors and Officers

The name, present principal occupation or employment and employment history for the past five years of each director and executive officer of Purchaser, LVB, Holding and certain related persons are set forth below.

Purchaser

Purchaser is an Indiana corporation and a wholly-owned direct subsidiary of LVB and a wholly-owned indirect subsidiary of Holding. Purchaser’s business address is LVB Acquisition Merger Sub, Inc., c/o CT Corporation System, 251 E. Ohio Street, Suite 1100, Indianapolis, Indiana 46204. Each person identified below is a United States citizen except as otherwise stated below.

Michael Dal Bello — Director and Co-President. Mr. Dal Bello serves as a Principal with The Blackstone Group and has held that position since January 2006. He served as an Associate with The Blackstone Group from 2002 to 2005. The business address for Mr. Dal Bello is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10014.

Stephen Ko — Director and Co-President. Mr. Ko serves as a Principal with Kohlberg Kravis Roberts & Co. and has held that position since November 2005. From August 2002 to October 2005, he served as an Associate with The Blackstone Group. The business address for Mr. Ko is c/o Kohlberg Kravis Roberts & Co., 9 W. 57th Street, Suite 4200, New York, New York 10009.

Andrew Rhee — Director and Co-President. Mr. Rhee serves as an Associate of Goldman, Sachs & Co. Mr. Rhee joined Goldman Sachs in 1998, and was promoted to Associate in 2000. After attending Stanford University Graduate School of Business, Mr. Rhee returned to Goldman Sachs in 2005. The business address for Mr. Rhee is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

Jeffrey Rhodes — Director and Co-President. Mr. Rhodes serves as a Vice President with TPG Capital, L.P. and has held that position since August 2005. From September 2003 to July 2005, he served as an Engagement Manager with McKinsey and Company. The business address for Mr. Rhodes is c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, California 94101.

LVB

LVB is a Delaware limited liability company and a wholly-owned direct subsidiary of Holding. LVB’s business address is LVB Acquisition, LLC, c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Michael Dal Bello — Director and Co-President. See information for Mr. Dal Bello above.

Stephen Ko — Director and Co-President. See information for Mr. Ko above.

Andrew Rhee — Director and Co-President. See information for Mr. Rhee above.

Jeffrey Rhodes — Director and Co-President. See information for Mr. Rhodes above.

Holding

Holding is a Delaware limited liability company. Holding’s address is LVB Acquisition Holding, LLC, c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Michael Dal Bello — Co-President. See information for Mr. Dal Bello above.

Stephen Ko — Co-President. See information for Mr. Ko above.

Andrew Rhee — Co-President. See information for Mr. Rhee above.

Jeffrey Rhodes — Co-President. See information for Mr. Rhodes above.

Blackstone Capital Partners V L.P.

Blackstone Management Associates V L.L.C.

Blackstone Management Associates V L.L.C. is a Delaware limited liability company and the general partner of Blackstone Capital Partners V L.P., a Delaware limited partnership. The principal business address for both entities is 345 Park Avenue, New York, New York 10154.

Blackstone Management Associates V L.L.C.

Each person identified below is a United States citizen except as otherwise stated below. The principal business address for each person identified below is 345 Park Avenue, New York, New York 10154.

Peter G. Peterson — Founding Member. Mr. Peterson serves as the Senior Chairman of the Board of The Blackstone Group and has held this position since January 2005. From 1985 to January 2005, Mr. Peterson served as the Chairman of the Board of The Blackstone Group.

Stephen A. Schwarzman — Founding Member. Mr. Schwarzman serves as Chairman of the Board and Chief Executive Officer. He has served as Chairman of the Board since January 2005 and Chief Executive Officer since 1985. From 1985 to January 2005, Mr. Schwarzman also served as President of the Blackstone Group.

Chinh E. Chu — Authorized Person. Mr. Chu serves as Senior Managing Director with The Blackstone Group and has held this position during the past five years.

The Goldman Sachs Group, Inc.

GS Advisors VI, L.L.C.

GS Capital Partners VI Parallel, L.P.

GS Capital Partners VI GmbH & Co. KG

GS Capital Partners VI Fund, L.P.

GS Capital Partners VI Offshore Fund, L.P.

GSCP VI Offshore Advisors, L.L.C.

The Goldman Sachs Group, Inc.

The Goldman Sachs Group, Inc. is a Delaware corporation. Each person identified below is a United States citizen except as otherwise stated below. The principal business address of each director and executive officer listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

Lloyd C. Blankfein — Chairman of the Board and Chief Executive Officer. Mr. Blankfein serves as the Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Blankfein has served as President and Chief Operating Officer of The Goldman Sachs Group, Inc. from January 2004 until June 2006, Vice Chairman of The Goldman Sachs Group, Inc. and Manager of Goldman Sachs’s Fixed Income, Currency and Commodities department and the Equities department from April 2002 until January 2004, and Co-Head of Fixed Income, Currency and Commodities department from 1997 until February 2002.

Jon Winkelried — President, Co-Chief Operating Officer and Director. Mr. Winkelried serves as President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Winkelried has served as Co-Head of Goldman Sachs’s Investment Banking Division from January 2005 until June 2006 and Co-Head of Fixed Income, Currency and Commodities department from January 2000 until January 2005.

Gary D. Cohn — President, Co-Chief Operating Officer and Director. Mr. Cohn serves as the President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Cohn has served as Co-Head of Goldman Sachs’s global securities businesses from January 2004 until June 2006, Co-Head of the Equities department since 2003 and of Fixed Income, Currency and Commodities department since September 2002, and Co-Chief Operating Officer of Fixed Income, Currency and Commodities department from March 2002 until September 2002.

John H. Bryan — Director. Mr. Bryan currently serves as Consultant to and is the Retired Chairman and Chief Executive Officer of the Sara Lee Corporation. Within the past five years, Mr. Bryan retired as Chairman in October 2001 and as Chief Executive Officer in June 2000 of the Sara Lee Corporation.

Claes Dahlback — Director. Mr. Dahlback serves as Senior Advisor to Investor AB and Executive Vice Chairman of W Capital Management. During the past five years, Mr. Dahlback has served as Nonexecutive Chairman of Investor AB from April 2002 until April 2005 and Vice Chairman of Investor AB from April 1999 until April 2002. Mr. Dahlback is a citizen of Sweden.

Stephen Friedman — Director. Mr. Friedman serves as Chairman of Stone Point Capital, Chairman of the President’s Foreign Intelligence Advisory Board and Chairman of the Intelligence Oversight Board. During the past five years, Mr. Friedman has served as Senior Advisor to Stone Point Capital from May 2005 until June 2006, Assistant to the President for Economic Policy and Director of the National Economic Council from December 2002 until December 2004 and Senior Principal of MMC Capital from January 1998 until December 2002.

William W. George — Director. Mr. George serves as Professor of Management Practice at the Harvard Business School and Retired Chairman and Chief Executive Officer of Medtronic, Inc. During the past five years, Mr. George has served as Chairman and Chief Executive Officer of Medtronic, Inc. until April 2002 and May 2001, respectively.

Rajat Kumar Gupta —Director. Mr. Gupta serves as Senior Partner of McKinsey and Company, Chairman of the Board of Indian School of Business and of the Associates of the Harvard Business School. Mr. Gupta also serves as the United Nations Secretary-General’s Special Advisor on UN Reform and as a co-chair of the American India Foundation.

James A. Johnson — Director. Mr. Johnson serves as Vice Chairman of Perseus, L.L.C. and has held this position since April 2001.

Lois D. Juliber — Director. Ms. Juliber serves as Retired Vice Chairman of the Colgate-Palmolive Company. During the past five years, Ms. Juliber has served as Vice Chairman from July 2004 until April 2005 and Chief Operating Officer of the Colgate-Palmolive Company from March 2000 until July 2004.

Edward M. Liddy — Director. Mr. Liddy serves as Chairman of the Board and Chief Executive Officer of The Allstate Corporation and has held these positions since January 1999.

Ruth J. Simmons — Director. Ms. Simmons serves as President of Brown University and has held this position since July 2001.

David A. Viniar — Chief Financial Officer. Mr. Viniar serves as Chief Financial Officer of The Goldman Sachs Group, Inc. and has held this position since May 1999.

GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C, and GS Advisors VI, L.L.C.

GS Capital Partners VI Fund, L.P. is a Delaware limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GSCP VI Advisors, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Capital Partners VI Fund, L.P.

GS Capital Partners VI Offshore Fund, L.P. is a Cayman Islands exempted limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GSCP VI Offshore Advisors, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Capital Partners VI Offshore Fund, L.P.

GS Capital Partners VI Parallel, L.P. is a Delaware limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS Advisors VI, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Capital Partners VI Parallel, L.P.

GS Capital Partners VI GmbH & Co. KG is a German limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS Advisors VI, L.L.C., a Delaware limited liability company, acts as the managing limited partner of GS Capital Partners VI GmbH & Co. KG.

The business address for each entity above is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

Each person identified below is a United States citizen except as otherwise stated below. The principal business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The principal business address of Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, Joanna Dzuibak Hislop, Steven R. Sher, and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The principal business address of Hsueh J. Sung, Sang Gyun Ahn, Stephanie M. Hui, and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, California 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, Illinois 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

Richard A. Friedman — President. Mr. Friedman serves as Managing Director of Goldman Sachs and Head of Goldman Sachs’s Merchant Banking Division. Mr. Friedman joined Goldman Sachs in 1981.

Ben I. Adler — Managing Director and Vice President. Mr. Adler serves as Managing Director and General Counsel of Goldman, Sachs & Co. Mr. Adler joined Goldman Sachs in 1998.

Sang Gyun Ahn — Managing Director and Vice President. Mr. Ahn serves as Managing Director of Goldman Sachs (Asia) L.L.C. Mr. Ahn joined Goldman Sachs in 1998, was promoted to Executive Director in 2005 and Managing Director in 2005. Mr. Ahn is a citizen of South Korea.

John E. Bowman — Managing Director and Vice President. Mr. Bowman serves as Managing Director of Goldman, Sachs & Co. Mr. Bowman joined Goldman Sachs in 1998, was promoted to Vice President in 1999 and Managing Director in 2005.

Gerald J. Cardinale — Managing Director and Vice President. Mr. Cardinale serves as Managing Director of Goldman, Sachs & Co. Mr. Cardinale joined Goldman Sachs in 1992, was promoted to Vice President in 1998 and Managing Director in 2002.

Henry Cornell — Managing Director and Vice President. Mr. Cornell serves as Managing Director of Goldman, Sachs & Co. Mr. Cornell joined Goldman Sachs in 1984.

John F. Daly — Managing Director and Vice President. Mr. Daly serves as Managing Director of Goldman, Sachs & Co. Mr. Daly joined Goldman Sachs in 1999, was promoted to Vice President in 2002 and Managing Director in 2006.

Joseph P. DiSabato — Managing Director and Vice President. Mr. DiSabato serves as Managing Director of Goldman, Sachs & Co. Mr. DiSabato joined Goldman Sachs in 1994.

Katherine B. Enquist — Managing Director, Secretary and Vice President. Ms. Enquist serves as Managing Director of Goldman, Sachs & Co. Ms. Enquist joined Goldman Sachs in 1985, was promoted to Vice President in 1990 and Managing Director in 2002.

Robert R. Gheewalla — Managing Director and Vice President. Mr. Gheewalla serves as Managing Director of Goldman Sachs International. Mr. Gheewalla joined Goldman Sachs in 1989.

Joseph H. Gleberman — Managing Director and Vice President. Mr. Gleberman serves as Managing Director of Goldman, Sachs & Co. Mr. Gleberman joined Goldman Sachs in 1982.

Phillip W. Grovit — Managing Director and Vice President. Mr. Grovit serves as Managing Director of Goldman, Sachs & Co. Mr. Grovit joined Goldman Sachs in 1996 and was promoted to Managing Director in 2006.

Melina E. Higgins — Managing Director and Vice President. Ms. Higgins serves as Managing Director of Goldman, Sachs & Co. Ms. Higgins joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2001.

Martin Hintze — Managing Director and Vice President. Mr. Hintze serves as Managing Director of Goldman Sachs International. Mr. Hintze joined Goldman Sachs in 1992, was promoted to Executive Director in 1999 and Managing Director in 2005. Mr. Hintze is a citizen of Germany.

Joanna Dzuibak Hislop — Managing Director and Vice President. Ms. Dislop serves as Managing Director of Goldman Sachs International. Ms. Hislop joined Goldman Sachs in 1999, was promoted to Executive Director in 2002 and Managing Director in 2006. Ms. Hislop is a citizen of the United Kingdom.

Stephanie M. Hui — Managing Director and Vice President. Ms. Hui serves as Managing Director of Goldman Sachs (Asia), L.L.C. Ms. Hui joined the Goldman Sachs in 2000, was promoted to Vice President in 2003 and Managing Director in 2006. Ms. Hui is a citizen of the United Kingdom.

Adrian M. Jones — Managing Director and Vice President. Mr. Jones serves as Managing Director of Goldman, Sachs & Co. Mr. Jones joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2002. Mr. Jones is a citizen of Ireland.

Steffen J. Kastner — Managing Director and Vice President. Mr. Kastner serves as Managing Director of Goldman Sachs International. Mr. Kastner joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2004. Mr. Kastner is a citizen of Germany.

Stuart A. Katz — Managing Director and Vice President. Mr. Katz serves as Managing Director of Goldman, Sachs & Co. Mr. Katz joined Goldman Sachs in 1996, was promoted to Vice President in 2000 and Managing Director in 2004.

Bjorn P. Killmer — Managing Director and Vice President. Mr. Killmer serves as Managing Director of Goldman Sachs International. Mr. Killmer joined Goldman Sachs in 1998, was promoted to Vice President in 2001 and Managing Director in 2004. Mr. Killmer is a citizen of Germany.

Michale E. Koester — Managing Director and Vice President. Mr. Koester serves as Managing Director of Goldman, Sachs & Co. Mr. Koester joined Goldman Sachs in 1999, was promoted to Vice President in 2002 and Managing Director in 2005.

Hughes B. Lepic — Managing Director and Vice President. Mr. Lepic serves as Managing Director of Goldman Sachs International. Mr. Lepic joined Goldman Sachs in 1990 and is a citizen of France.

Sanjeev K. Mehra — Managing Director and Vice President. Mr. Mehra serves as Managing Director of Goldman, Sachs & Co. Mr. Mehra joined Goldman Sachs in 1986.

Sanjay H. Patel — Managing Director and Vice President. Mr. Patel, serves as Managing Director of Goldman Sachs International. From 1999 to 2004 Mr. Patel was co-president of GSC Partners (500 Campus Drive, Suite 220, Florham Park, NJ 07932) and joined Goldman Sachs as a Managing Director in 2005.

Kenneth A. Pontarelli — Managing Director and Vice President. Mr. Pontarelli serves as Managing Director of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman Sachs in 1997, was promoted to Vice President in 2001 and Managing Director in 2004.

Ankur A. Sahu — Managing Director and Vice President. Mr. Sahu serves as Managing Director of Goldman Sachs (Japan), Ltd. Mr. Sahu joined Goldman Sachs in 1993, was promoted to Vice President in 2000 and Managing Director in 2005. Mr. Sahu is a citizen of India.

Muneer A. Satter — Managing Director and Vice President. Mr. Satter serves as Managing Director of Goldman, Sachs & Co. Mr. Satter joined Goldman Sachs in 1988.

Steven R. Sher — Managing Director and Vice President. Mr. Sher serves as Managing Director of Goldman Sachs International. Mr. Sher joined Goldman Sachs in 1997, was promoted to Executive Director in 2002 and Managing Director in 2006. Mr. Sher is a citizen of the United Kingdom.

Oliver Thym — Managing Director and Vice President. Mr. Thym serves as Managing Director of Goldman Sachs, and Co. Mr. Thym joined the firm in 1999, was promoted to Vice President in 2002 and Managing Director in 2006. Mr. Thym is a citizen of Germany.

Hsueh J. Sung — Managing Director and Vice President. Mr. Sung serves as Managing Director of Goldman Sachs (Asia), L.L.C. Mr. Sung joined Goldman Sachs in 1994 and is a citizen of Taiwan.

Andrew E. Wolff — Managing Director and Vice President. Mr. Wolff serves as Managing Director of Goldman Sachs (Asia), L.L.C. Mr. Wolff joined Goldman Sachs in 1998, was promoted to Vice President in 2001 and Managing Director in 2005.

Elizabeth C. Fascitelli — Treasurer. Ms. Fascitelli serves as Managing Director of Goldman, Sachs & Co. Ms. Fascitelli joined Goldman Sachs in 1984.

Goldman, Sachs Management GP GmbH

GS Capital Partners VI GmbH & Co. KG is a German limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. Goldman, Sachs Management GP GmbH, a German company with limited liability, acts as the sole general partner of GS Capital Partners VI GmbH & Co. KG.

The business address for each entity above is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

Each person identified below is a United States citizen except as otherwise stated below. The principal business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Simon Cresswell is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

Richard A. Friedman — Managing Director. See information provided for Mr. Friedman above.

Joseph H. Gleberman — Managing Director. See information provided for Mr. Gleberman above.

Henry Cornell — Managing Director. See information provided for Mr. Cornell above.

Elizabeth C. Fascitelli — Managing Director. See information provided for Ms. Fascitelli above.

Ben I. Adler — Managing Director. See information provided for Mr. Adler above.

John E. Bowman — Managing Director. See information provided for Mr. Bowman above.

Katherine B. Enquist — Managing Director. See information provided for Ms. Enquist above.

Sanjay H. Patel — Managing Director. See information provided for Mr. Patel above.

Simon Cresswell — Managing Director. Mr. Cresswell serves as Vice President and Senior Counsel of Goldman Sachs International. From 2000 until he joined Goldman Sachs in 2004, Mr. Cresswell was an Associate at Davis Polk & Wardwell. Mr.Cresswell is a citizen of Australia.

Principal Investment Area Investment Committee of Goldman, Sachs & Co.

Principal Investment Area Investment Committee of Goldman, Sachs & Co. exercises the authority of Goldman, Sachs & Co. in advising each of GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C, and GS Advisors VI, L.L.C. Except as set forth above, the principal business address of each executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

Richard A. Friedman — Chairman. See information provided for Mr. Friedman above.

Ben I. Adler — Member. See information provided for Mr. Adler above.

Gerald J. Cardinale — Member. See information provided for Mr. Cardinale above.

Henry Cornell — Member. See information provided for Mr. Cornell above.

Joseph P. DiSabato — Member. See information provided for Mr. DiSabato above.

Elizabeth C. Fascitelli — Member. See information provided for Ms. Fascitelli above.

Robert R. Gheewalla — Member. See information provided for Mr. Gheewalla above.

Joseph H. Gleberman — Member. See information provided for Mr. Gleberman above.

Melina E. Higgins — Member. See information provided for Ms. Higgens above.

Adrian M. Jones — Member. See information provided for Mr. Jones above.

Michael E. Koester — Member. See information provided for Mr. Koester above.

Hughes B. Lepic — Member. See information provided for Mr. Lepic above.

Sanjeev K. Mehra — Member. See information provided for Mr. Mehra above.

Sanjay H. Patel — Member. See information provided for Mr. Patel above.

Kenneth A. Pontarelli — Member. See information provided for Mr. Pontarelli above.

Ankur A. Sahu – Member. See information provided for Mr. Sahu above.

Muneer A. Satter — Member. See information provided for Mr. Satter above.

Sarah E. Smith — Member. Ms. Smith serves as Managing Director of Goldman, Sachs & Co. Ms. Smith joined Goldman Sachs in 1986 and is a citizen of the United Kingdom.

Hsueh J. Sung — Member. See information provided for Mr. Sung above.

Bryon D. Trott — Member. Mr. Trott serves as Managing Director of Goldman, Sachs & Co. Mr. Trott joined Goldman Sachs in 1982, was promoted to Vice President in 1987 and Managing Director in 1996. Mr. Trott is a citizen of the United States and his business address is 71 South Wacker Drive, Chicago, Illinois 60606.

Andrew E. Wolff — Member. See information provided for Mr. Wolff above.

Yoel Zaoui — Member. Mr. Zaoui serves as Managing Director of Goldman, Sachs International. The business address of Mr. Zaoui is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. Mr. Zaoui joined Goldman Sachs in 1988, was promoted to Managing Director in 1997. Mr. Zaoui is a citizen of France.

KKR 2006 Fund L.P.

KKR 2006 GP LLC

KKR 2006 Fund L.P., a Delaware limited partnership, is principally engaged in the business of making investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups. KKR Associates 2006 L.P., a Delaware limited partnership, serves as the general partner of KKR 2006 Fund L.P., and is principally engaged in the business of serving as the general partner of KKR 2006 Fund L.P. and making, managing and disposing of investments on its behalf. KKR 2006 GP LLC, a Delaware limited liability company, is the sole general partner of KKR Associates 2006 L.P. and is principally engaged in the business of serving as the general partner of KKR Associates 2006 L.P. The members of KKR 2006 GP LLC are also members of KKR & Co. L.L.C., a Delaware limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“KKR”). KKR is a private investment firm that provides management services to KKR 2006 Fund L.P. pursuant to the terms of a management agreement. The management of KKR’s business and affairs is carried out by KKR & Co. L.L.C. and its 25 members.

The principal business address and telephone number for the entities above is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019, telephone number (212) 750-8300.

Each person identified below is a citizen of the United States of America, unless otherwise noted.

Henry R. Kravis — Manager and Member. Mr. Kravis is a Manager and Member of the Executive Committee of KKR & Co. L.L.C., which is the general partner of KKR. Mr. Kravis has held these positions since 1996.

George R. Roberts — Manager and Member. Mr. Roberts is a Manager and Member of the Executive Committee of KKR & Co. L.L.C. Mr. Roberts has held these positions since 1996.

Paul E. Raether — Member. Mr. Raether is a Member of KKR & Co. L.L.C. and has held this position since 1996.

Michael W. Michelson— Member. Mr. Michelson is a Member of KKR & Co. L.L.C. and has held this position since 1996.

James H. Greene, Jr. — Member. Mr. Greene is a Member of KKR & Co. L.L.C. and has held this position since 1996.

Perry Golkin — Member. Mr. Golkin is a Member of KKR & Co. L.L.C. and has held this position since 1996.

Johannes Huth — Member. Mr. Huth is a Member of KKR & Co. L.L.C. and has held this position since 2000. Mr. Huth is a citizen of Germany.

Alexander Navab — Member. Mr. Navab is a Member of KKR & Co. L.L.C. and has held this position since 2001.

Todd A. Fisher — Member. Mr. Fisher is a Member of KKR & Co. L.L.C. and has held this position since 2001.

Jacques Garaïalde — Member. Mr. Garaïalde is a Member of KKR & Co. L.L.C. and has held this position since 2004. Prior to that, Mr. Garaïalde was a Managing Director at The Carlyle Group. Mr. Garaïalde is a citizen of France.

Marc S. Lipschultz — Member. Mr. Lipschultz is a Member of KKR & Co. L.L.C. and has held this position since 2004. From 1995 until 2004, Mr. Lipschultz was an executive of Kohlberg Kravis Roberts & Co. L.P.

Reinhard Gorenflos — Member. Mr. Gorenflos is a Member of KKR & Co. L.L.C. and has held this position since 2005. From 2002 until 2005, Mr. Gorenflos was an executive of Kohlberg Kravis Roberts & Co. Ltd. Mr. Gorenflos is a citizen of Germany.

Michael M. Calbert — Member. Mr. Calbert is a Member of KKR & Co. L.L.C. and has held this position since 2005. From 2000 until 2005, Mr. Calbert was an executive of Kohlberg Kravis Roberts & Co. L.P.

Scott C. Nuttall — Member. Mr. Nuttall is a Member of KKR & Co. L.L.C. and has held this position since 2005. From 1997 until 2005, Mr. Nuttall was an executive of Kohlberg Kravis Roberts & Co. L.P.

Joseph Y. Bae — Member. Mr. Bae is a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Bae was an executive of Kohlberg Kravis Roberts & Co. L.P.

Brian F. Carroll — Member. Mr. Carroll is a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Carroll was an executive of Kohlberg Kravis Roberts & Co. L.P.

Adam H. Clammer — Member. Mr. Clammer is a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Clammer was an executive of Kohlberg Kravis Roberts & Co. L.P.

Frederick M. Goltz — Member. Mr. Goltz is a member of KKR & Co. L.L.C. and has held this position since 2006. From 1996 until 2006, Mr. Goltz was an executive of Kohlberg Kravis Roberts & Co. L.P.

Oliver Haarmann — Member. Mr. Haarmann is a member of KKR & Co. L.L.C. and has held this position since 2006. From 1999 until 2006, Mr. Haarmann was an executive of Kohlberg Kravis Roberts & Co. Ltd. Mr. Haarmann is a citizen of Germany.

Dominic P. Murphy — Member. Mr. Murphy is a member of KKR & Co. L.L.C. and has held this position since 2006. From 2005 until 2006, Mr. Murphy was an executive of Kohlberg Kravis Roberts & Co. Ltd. Prior to that, Mr. Murphy was an executive at Cinven. Mr. Murphy is a citizen of the United Kingdom.

John L. Pfeffer — Member. Mr. Pfeffer is a member of KKR & Co. L.L.C. and has held this position since 2006. From 2001 until 2006, Mr. Pfeffer was an executive of Kohlberg Kravis Roberts & Co. Ltd.

John K. Saer, Jr. — Member. Mr. Saer is a member of KKR & Co. L.L.C. and has held this position since 2006. From 2001 until 2006, Mr. Saer was an executive of Kohlberg Kravis Roberts & Co. L.P.

Clive Hollick — Member. Mr. Hollick is a member of KKR & Co. L.L.C. and has held this position since 2006. From 2005 until 2006, Mr. Hollick was an executive of Kohlberg Kravis Roberts & Co. Ltd. Prior to that, Mr. Hollick was an executive at United Business Media. Mr. Hollick is a citizen of the United Kingdom.

David Liu — Member. Mr. Liu is a member of KKR & Co. L.L.C. and has held this position since 2006. From 1993 until 2006, Mr. Liu was an executive at Morgan Stanley Private Equity Asia. Mr. Liu is a citizen of Hong Kong.

Ming Lu — Member. Mr. Lu is a member of KKR & Co. L.L.C. and has held this position since 2006. From 1999 until 2006, Mr. Lu was an executive at CCMP Capital Asia (formerly JP Morgan Partners Asia). Mr. Lu is a citizen of Hong Kong.

The current business address of each such member is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019, except as follows: (i) the current business address of Messrs. Roberts, Michelson, Greene, Calbert, Clammer and Goltz is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; (ii) the current business address of Messrs. Huth, Fisher, Garaïalde, Gorenflos, Haarmann, Murphy, Pfeffer and Hollick is c/o Kohlberg Kravis Roberts & Co. Ltd., Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England and (iii) the current business address of Messrs. Bae, Liu and Lu is c/o KKR Asia Limited, 25/F AIG Tower, 1 Connaught Road, Central, Hong Kong.

KKR 2006 GP LLC

Each member of KKR 2006 GP LLC identified below is a citizen of the United States of America, unless otherwise noted.

Henry R. Kravis — Manager and Member. See information for Mr. Kravis above.

George R. Roberts — Manager and Member. See information for Mr. Roberts above.

Michael W. Michelson — Member. See information for Mr. Michelson above.

Perry Golkin — Member. See information for Mr. Golkin above.

Johannes Huth — Member. See information for Mr. Huth above.

Todd A. Fisher — Member. See information for Mr. Fisher above.

Alexander Navab — Member. See information for Mr. Navab above.

Marc S. Lipschultz — Member. See information for Mr. Lipschultz above.

Reinhard Gorenflos — Member. See information for Mr. Gorenflos above.

Scott C. Nuttall — Member. See information for Mr. Nuttall above.

Joseph Y. Bae — Member. See information for Mr. Bae above.

Brian F. Carroll — Member. See information for Mr. Carroll above.

John K. Saer, Jr. — Member. See information for Mr. Saer above.

William J. Janetschek — Member. Mr. Janetschek is the Chief Financial Officer of Kohlberg Kravis Roberts & Co. L.P. and has held this position since 1997. The current business address of Mr. Janetschek is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

TPG Partners V, L.P.

TPG GenPar V, L.P.

TPG Advisors V, Inc.

TPG Partners V, L.P. is a private equity fund that was formed by TPG Capital, L.P. in 2006 for the purpose of making investments in securities of public and private corporations. The general partner of TPG Partners V, L.P. is TPG GenPar V, L.P., a Delaware limited partnership.

TPG GenPar V, L.P. is a Delaware limited partnership and the general partner of TPG Partners V, L.P. The general partner of TPG GenPar V, L.P. is TPG Advisors V, Inc., a Delaware corporation. TPG GenPar V, L.P. was formed for the sole purpose of acting as the general partner of TPG Partners V, L.P.

TPG Advisors V, Inc. is a Delaware corporation and general partner of TPG Partners V, L.P. Each person identified below is a United States citizen except as otherwise stated below. The principal business address for all of the entities listed above and all the directors and executive officers listed below is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Forth Worth, Texas 76102.

David Bonderman  — Chairman of the Board, President and Director. Mr. Bonderman is a Founding Partner of TPG Capital, L.P. and has served in that role since 1992.

James G. Coulter — Vice President and Director. Mr. Coulter is a Founding Partner of TPG Capital, L.P. and has served in that role since 1992.

John E. Viola — Vice President and Treasurer. Mr. Viola serves as the Chief Financial Officer and is a Partner of TPG Capital, L.P. and has served in those roles since 2001.

Clive D. Bode — Vice President and Secretary. Mr. Bode serves as General Counsel to TPG Capital, L.P. and has served in that role since August 2006. From January 2006 to August 2006, Mr. Bode served as Counselor & Advisor to TPG Capital, L.P. From 1989 until 2005, Mr. Bode was an attorney with Kelly Hart & Hallman in Ft. Worth, Texas.

Thomas E. Reinhart — Vice President. Mr. Reinhart is a Partner of TPG Capital, L.P. and has held that position since 1998.

Jonathan J. Coslet — Vice President. Mr. Coslet is a Senior Partner of TPG Capital, L.P. and has served in that role since 1993.

Transactions Involving Biomet Common Shares

The following schedule lists transactions in the Shares that were effected on the open market in the ordinary course of business of Goldman, Sachs & Co. or another wholly-owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. during the period of April 13, 2007 through June 12, 2007, which are summarized to report (i) the total amount of shares that were the subject of transactions on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Date	Quantity	Low	High	Buy/Sell
4/13/2007	46,989	$42.850000	$43.040000	B
4/13/2007	39,490	42.850000	43.040000	S
4/16/2007	70,185	42.970000	43.050000	B
4/16/2007	44,567	42.930000	43.050000	S
4/17/2007	66,024	42.950000	43.190000	B
4/17/2007	28,931	42.950000	43.190000	S
4/18/2007	13,175	43.130000	43.250000	B
4/18/2007	31,549	43.140000	43.250000	S
4/19/2007	33,619	43.160000	43.270000	B
4/19/2007	105,089	43.160000	43.270000	S
4/20/2007	181,076	43.185100	43.480000	B
4/20/2007	131,473	43.170000	43.500000	S
4/23/2007	54,087	43.100000	43.250000	B
4/23/2007	37,837	43.120000	43.250000	S
4/24/2007	22,034	43.216700	43.360000	B
4/24/2007	21,617	43.216700	43.360000	S
4/25/2007	36,608	43.140000	43.300000	B
4/26/2007	41,034	43.130000	43.290000	B
4/26/2007	8,847	43.130000	43.290000	S
4/27/2007	40,858	43.100000	43.210000	B
4/27/2007	60,365	43.130000	43.250000	S
4/30/2007	55,231	43.170000	43.240000	B
4/30/2007	51,910	43.170000	43.220000	S
5/1/2007	37,311	43.190000	43.350000	B
5/1/2007	40,140	43.190000	43.350000	S
5/2/2007	42,685	43.260000	43.380000	B
5/2/2007	62,768	43.260000	43.380000	S
5/3/2007	31,706	43.300000	43.380000	B
5/3/2007	39,280	43.300000	43.390000	S
5/4/2007	34,710	43.250000	43.400000	B
5/4/2007	10,230	43.270000	43.400000	S
5/7/2007	73,311	43.290000	43.400000	B
5/7/2007	36,299	43.290000	43.360000	S
5/8/2007	26,398	43.260000	43.450000	B
5/8/2007	20,489	43.260000	43.450000	S
5/9/2007	17,683	43.314270	43.400000	B
5/9/2007	21,985	43.314270	43.400000	S
5/10/2007	70,799	43.220000	43.440000	B
5/10/2007	64,153	43.220000	43.440000	S
5/11/2007	70,977	43.220000	43.440000	B
5/11/2007	64,153	43.220000	43.430000	S
5/14/2007	289,167	43.314270	43.450000	B
5/14/2007	285,881	43.400000	43.450000	S

Date	Quantity	Low	High	Buy/Sell
5/15/2007	36,792	43.410000	43.610000	B
5/15/2007	30,428	43.440000	43.620000	S
5/16/2007	40,256	43.420000	43.590000	B
5/16/2007	33,439	43.420000	43.657000	S
5/17/2007	14,838	43.420000	43.580000	B
5/17/2007	24,799	43.428667	43.520000	S
5/18/2007	328,007	43.412000	43.590000	B
5/18/2007	285,087	43.430000	43.590000	S
5/22/2007	55,450	43.500000	43.600000	B
5/22/2007	28,860	43.497000	43.590000	S
5/23/2007	29,222	43.550000	43.650000	B
5/23/2007	45,609	43.550000	43.650000	S
5/24/2007	44,158	43.540000	43.640000	B
5/24/2007	39,179	43.550000	43.650000	S
5/25/2007	50,063	43.585000	43.730000	B
5/25/2007	44,236	43.600000	43.730000	S
5/29/2007	25,083	43.350000	43.630000	B
5/29/2007	26,680	43.350000	43.630000	S
5/30/2007	77,445	43.420000	43.600000	B
5/30/2007	155,457	43.410000	43.600000	S
6/1/2007	37,865	43.590000	43.930000	B
6/1/2007	62,532	43.600000	43.930000	S
6/4/2007	32,523	43.760000	44.080000	B
6/4/2007	35,975	43.760000	44.170000	S
6/5/2007	35,973	43.990000	44.200000	B
6/5/2007	87,963	44.020000	44.240000	S
6/6/2007	38,557	44.110000	44.200000	B
6/6/2007	20,684	44.090000	44.210000	S
6/7/2007	27,948	45.560000	45.640000	B
6/7/2007	800	45.000000		B*
6/7/2007	34,328	45.550000	45.620000	S
6/8/2007	41,781	45.400000	45.540000	B
6/8/2007	43,741	45.400000	45.520000	S
6/8/2007	2,300	45.000000		B*
6/11/2007	12,085	45.490000	45.540000	B
6/11/2007	25,531	45.490000	45.560000	S
6/12/2007	27,401	45.470000	45.560000	B
6/12/2007	31,764	45.470000	45.540000	S

*	On the dates set forth above, Goldman Sachs & Co. (or another wholly-owned broker or dealer subsidiary of The Goldman Sachs Group, Inc.) acquired call options pursuant to which, on or prior to January 17, 2009 (the “Exercise Date”), it (or such other entity) may acquire the number of Shares set forth above at the price per Share set forth above.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of Biomet or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Hand or Overnight Courier:

American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Attn: Reorganization Department
Attn: Reorganization Department	59 Maiden Lane
6201 15th Avenue	Concourse Level
Brooklyn, NY 11219	New York, NY 10038

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3402

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

Banc of America Securities LLC	Goldman, Sachs & Co.
9 West 57th Street	85 Broad Street
New York, New York 10019	New York, New York 10004
Telephone: (212) 583-8426	Telephone: (212) 902-1000
Toll-Free: (888) 583-8900, Ext. 8426	Toll-Free: (800) 323-5678